SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

(A free translation of the original in Portuguese)

Braskem S.A.
Report of Independent Accountants
on Limited Reviews of
the Quarterly Information
September 30, 2005

(A free translation of the original in Portuguese)

Report of Independent Accountants
on Limited Reviews

To the Board of Directors and Stockholders
Braskem S.A.

1 We have carried out limited reviews of the accounting information included in the Quarterly Information of Braskem S.A. for the quarters and periods ended September 30, 2005 and 2004 and June 30, 2005. This information is the responsibility of the Company’s management. The limited reviews of the quarterly information at September 30 and June 30, 2005 and September 30, 2004 of the jointly-controlled entity Politeno Indústria e Comércio S.A. and of the associated company Petroflex Indústria e Comércio S.A., which are recorded under the equity method, were conducted by other independent accountants. Our reviews, insofar as they relate to the amounts of these investments of R$ 236,480 thousand and R$ 234,812 thousand, at September 30 and June 30, 2005, respectively, and the profits generated by them of R$ 42,201 thousand and R$ 20,130 thousand, respectively, for the nine-month periods ended September 30, 2005 and 2004, is based solely on the reports of the other independent accountants.

2 Our reviews were carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company’s financial position and operations.

Braskem S.A.

3 Based on our limited reviews, and on the reports on the limited reviews of other independent accountants, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in accordance with the accounting practices adopted in Brazil applicable to the preparation of quarterly information, consistent with the Brazilian Securities Commission (CVM) regulations.

4 As described in Notes 17(c) and 20 to the quarterly information, Braskem S.A. and certain subsidiaries are parties to significant lawsuits which seek exemption from payment of social contribution on net income and a lawsuit regarding the validity of Clause 4 of the Collective Labor Agreement of the Union of the Employees of Petrochemical, Plastic Chemicals and Related Companies of the state of Bahia (SINDIQU¥MICA). Based on the opinion of its outside legal advisors and Company management, no material losses are expected from these disputes. Accordingly, these financial statements do not include any provisions to cover the possible effects of these lawsuits.

5 Based on the decision of the Federal Supreme Court (STF), the management of the former indirect subsidiary OPP Química S.A., merged into Braskem S.A. in March 2003, recorded an Excise Tax (IPI) credit in the amount of R$ 1,030,125 thousand in the results for the year ended December 31, 2002. Although the National Treasury has filed an appeal against certain aspects of this decision, as described in Note 9(i), management has concluded, based on the opinion of its external legal advisors, that this appeal cannot significantly alter the receivable recorded by the subsidiary.

6 The Company belongs to a group of companies comprising the Braskem Group and carries out financial and commercial transactions, in significant amounts, with its subsidiaries and other Group companies, under the conditions described in Note 8 to the quarterly information.

Braskem S.A.

7 As described in Note 1(b) to the quarterly information, the Company and some of its subsidiaries are involved in a business and corporate restructuring process, intended to give them a more adequate capital structure, greater profitability, competitiveness and economies of scale. The Company and some of its subsidiaries are being, and will continue to be, affected by economic and/or corporate changes resulting from this process, the outcome of which will determine how the operations of the Company and its subsidiaries will develop.

8 As described in Notes 11, 12, and 13 to the quarterly information, the Company and some of its subsidiaries recognized goodwill on the acquisition of investments based on the fair values of fixed assets and the expected future profitability of the investees. These goodwill balances are being amortized in accordance with the period of return defined in the independent valuation reports and the financial projections prepared by management. The maintenance of the goodwill balances, and the current amortization criteria in the financial statements of future quarters/years will depend upon the realization of the projected cash flows and income and expenses used by the valuers in determining the fair values, as well as the future profitability of the investees.

9 Our reviews were conducted for the purpose of issuing a report on the limited reviews of the quarterly information, referred to in the first paragraph, taken as a whole. The statement of cash flows, presented in the quarterly information, to provide supplementary information about the Company, is not a required part of the quarterly information. This information has been subjected to the review procedures described in paragraph 2 and we are not aware of any material modification to be made for it to be fairly presented in all material respects in relation to the quarterly information taken as a whole.

Salvador, October 28, 2005

PricewaterhouseCoopers	Marco Aurélio de Castro e Melo
Auditores Independentes	Contador CRC 1SP153070/O-3 "S" BA
CRC 2SP000160/O-5 "F" BA

(A free translation of the original in Portuguese)
Braskem S.A.

Parent Company Balance Sheets
In thousands of reais

Assets	9/30/2005	6/30/2005

	(Unaudited)	(Unaudited)
Current assets
Cash and cash equivalents	729,284	1,646,942
Marketable securities	867,766	420,179
Trade accounts receivable	1,388,883	1,299,320
Taxes recoverable	342,532	301,145
Inventories	1,252,664	1,266,302
Securities receivable	20,230	20,230
Advances to suppliers	29,739	43,139
Other assets	39,467	36,993
Prepaid expenses	19,150	31,175

	4,689,715	5,065,425

Long-term assets
Trade accounts receivable	11,772	3,769
Related parties	205,361	529,162
Marketable securities	555,706	31,398
Judicial and compulsory deposits	124,318	128,796
Deferred income tax	266,315	266,426
Taxes recoverable	356,884	349,141
Inventories	65,333	59,277
Other assets	23,813	1,104

	1,609,502	1,369,073

Permanent assets
Investments
Associated companies	2,161,179	2,191,119
Subsidiaries and jointly-controlled entities	84,783	86,078
Other investments	8,364	8,364
Property, plant and equipment	5,057,708	4,907,868
Deferred charges	1,960,055	2,023,100

	9,272,089	9,216,529

Total assets	15.571.306	15,651,027

	9/30/2005	6/30/2005

	(Unaudited)	(Unaudited)
Liabilities and shareholders' equity

Current liabilities
Suppliers	2,624,280	2,629,131
Loans and financing	724,435	736,265
Debentures	42,056	10,036
Salaries and payroll charges	83,598	62,149
Taxes and social contributions payable	158,664	145,971
Interest on capital and dividends payable	528	532
Advances from customers	17,737	62,972
Insurance premiums payable
Other accounts payable	37,795	53,759

	3,689,093	3,700,815

Long-term liabilities
Suppliers	73,435	67,635
Loans and financing	3,248,171	3,364,555
Debentures	1,564,440	1,530,752
Related parties	179,049	221,289
Deferred taxes and contributions	114,995	93,943
Taxes and contributions payable	1,187,084	1,168,866
Provisions for capital deficiency of investments	434,763	454,152
Pension fund	58,606	58,606
Other accounts payable	36,379	52,074

	6,896,922	7,011,872

Deferred income
Negative goodwill on investments in subsidiary
companies	26,803	27,952

Shareholders' equity
Capital	3,402,968	3,402,968
Capital reserves	392,473	392,343
Treasury shares	(1,905)	(1,905)
Revenue reserves	489,185	489,185
Retained earnings	675,767	627,797

	4,958,488	4,910,388

Total liabilities and shareholders’ equity	15,571,306	15,651,027

(A free translation of the original in Portuguese)
Braskem S.A.

Parent Company Statements of Operations
In thousands of reais

	7/1/05 to 9/30/05	1/1/05 to 9/30/05	7/1/04 to 9/30/04	1/1/04 to 9/30/04

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Gross sales and services
Domestic market	3,105,963	9,508,870	3,540,167	8,689,140
Foreign market	584,819	2,000,603	522,416	1,355,937
Deductions from gross sales and services
Taxes, freights and sales returns	(922,349)	(2,750,002)	(974,932)	(2,351,995)

Net sales and services revenue	2,768,433	8,759,471	3,087,651	7,693,082
Cost of sales and services rendered	(2,378,234)	(7,019,000)	(2,328,181)	(5,776,306)

Gross profit	390,199	1,740,471	759,470	1,916,776

Operating (expenses) income
Selling	(57,462)	(171,670)	(45,985)	(143,111)
General and administrative	(106,537)	(319,002)	(68,976)	(195,682)
Directors' remuneration	(1,736)	(6,974)	(1,333)	(8,042)
Investment in associated companies
Equity in the results	54,283	127,339	23,481	126,028
Amortization of (goodwill) negative goodwill, net	(39,215)	(122,970)	(38,185)	(146,804)
Foreign exchange variation	7,648	30,270	8,633	(15,848)
(Provision) Reversal of provision for capital deficiency
of subsidiaries	(3,610)	41,101	12,577	32,034
Other	(68)	(1,910)	1,399	2,802
Depreciation and amortization	(79,925)	(285,734)	(90,125)	(254,050)
Financial expenses	(28,134)	35,928	151,787	(1,130,153)
Financial income	(87,525)	(220,758)	(160,024)	64,017
Other operating income	20,274	41,361	5,883	33,040
Other operating expenses	(2,820)	(3,767)	(623)	(2,554)

	(324,827)	(856,786)	(201,491)	(1,638,323)

	7/1/05 to 9/30/05	1/1/05 to 9/30/05	7/1/04 to 6/30/04	1/1/04 to 9/30/04

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating income (loss)	65,372	883,685	557,979	278,453
Non-operating income	672	1,087		3,518
Non-operating loss	(678)	(17,945)	(1,252)	(5,894)

	65,366	866,827	556,727	276,077

Income (loss) before income tax and
social contribution
Current income tax and social contribution	3,767	(49,968)	(44,405)	(53,844)
Deferred income tax	(21,163)	(141,092)	(14,673)	(14,379)

Net Income (loss) for the period	47,970	675,767	497,649	207,854

Net income (loss) per share outstanding at the end
of the period	0.13249	1.86647	0.00553	0.00231

(A free translation of the original in Portuguese)
Braskem S.A.

Consolidated Balance Sheets
In thousands of reais

Assets	9/30/2005	6/30/2005

	(Unaudited)	(Unaudited)
Current assets
Cash and cash equivalents	1,008,938	2,281,906
Marketable securities	988,399	631,499
Trade accounts receivable	1,793,030	1,613,855
Taxes recoverable	445,052	379,475
Inventories	1,534,511	1,544,781
Related parties	488	530
Securities receivable	20,230	20,230
Advances to suppliers	32,661	50,744
Other assets	66,907	60,135
Prepaid expenses	19,149	33,803

	5,909,365	6,616,958

Long-term assets
Trade accounts receivable	13,766	6,220
Related parties	36,017	37,518
Marketable securities	9,140	8,627
Judicial and compulsory deposits	163,200	167,265
Deferred income tax	269,048	268,954
Taxes recoverable	510,516	490,317
Inventories	68,960	62,352
Other assets	30,926	8,378

	1,101,573	1,049,631

Permanent assets
Investments
Subsidiaries and jointly-controlled entities	84,783	86,078
Other investments	33,571	34,679
Property, plant and equipment	5,624,346	5,472,046
Deferred charges	2,761,103	2,856,223

	8,503,803	8,449,026

Total assets	15,514,741	16,115,615

	9/30/2005	6/30/2005

	(Unaudited)	(Unaudited)
Liabilities and shareholders' equity

Current liabilities
Suppliers	2,520,414	2,749,077
Loans and financing	1,037,649	876,839
Debentures	42,056	10,036
Salaries and payroll charges	97,171	73,779
Taxes and social contributions payable	260,286	235,865
Interest on capital and dividends payable	2,003	1,969
Advances from customers	22,036	65,854
Other accounts payable	69,076	81,796

	4.050.691	4,095,215

Long-term liabilities
Suppliers	73,435	67,635
Loans and financing	2,778,856	3,454,001
Debentures	1,564,440	1,530,752
Related parties	7,886	13,805
Deferred taxes and contributions	115,489	95,057
Taxes and contributions payable	1,375,596	1,350,717
Provisions for capital deficiency of investments	18,564	18,532
Pension fund	58,606	58,606
Other accounts payable	282,424	291,431

	6,275,296	6,880,536

Deferred income
Negative goodwill on investments in subsidiary
companies	91,045	91,125

Minority interest	181,282	179,952

Shareholders' equity
Capital	3,402,968	3,402,968
Capital reserves	392,473	392,342
Treasury shares	(15,015)	(15,015)
Revenue reserves	450,898	454,727
Retained earnings	685,103	633,765

	4,916,427	4,868,787

Total liabilities and shareholders’ equity	15,514,741	16,115,615

(A free translation of the original in Portuguese)
Braskem S.A.

Consolidated Statements of Operations
In thousands of reais

	7/1/05 to 9/30/05	1/1/05 to 9/30/05	7/1/04 to 9/30/04	1/1/04 to 9/30/04

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Gross sales and services
Domestic market	3,422,779	10,446,631	3,870,192	9,620,316
Foreign market	671,525	2,249,448	888,869	2,110,568
Deductions from gross sales and services
Taxes, freights and sales returns	(983,581)	(2,976,754)	(1,053,354)	(2,588,619)

Net sales and services revenue	3,110,723	9,719,325	3,705,707	9,142,265
Cost of sales and services rendered	(2,635,207)	(7,634,517)	(2,819,299)	(6,918,074)

Gross profit	475,516	2,084,808	886,408	2,224,191

Operating (expenses) income
Selling	(61,368)	(211,931)	(60,713)	(175,714)
General and administrative	(118,049)	(355,904)	(80,147)	(228,298)
Directors' remuneration	(2,121)	(8,476)	(1,660)	(9,041)
Investment in associated companies
Equity in the results	(1,296)	16,087	4,794	13,020
Amortization of (goodwill) negative goodwill, net	(38,144)	(114,279)	(38,174)	(114,544)
Foreign exchange variation	908	12,549	8,420	(6,207)
Tax incentives	8,633	27,287	11,776	33,066
Other	(73)	(1,247)	1,399	3,023
Depreciation and amortization	(76,428)	(274,600)	(86,652)	(245,207)
Financial expenses	(42,305)	(32,345)	141,399	(1,203,140)
Financial income	(79,303)	(208,847)	(185,979)	48,666
Other operating income	20,614	45,004	7,414	51,140
Other operating expenses	(1,425)	(8,129)	(2,113)	(4,872)

	(390,357)	(1,114,831)	(280,236)	(1,838,108)

	7/1/05 to 9/30/05	1/1/05 to 9/30/05	7/1/04 to 9/30/04	1/1/04 to 9/30/04

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Operating income (loss)	85,159	969,977	606,172	386,083
Non-operating income	1,596	4,245	117	4,164
Non-operating loss	(782)	(19,533)	(2,063)	(7,466)

Income (loss) before income tax and
social contribution	85,973	954,689	604,226	382,781

Current income tax and social contribution	(14,033)	(128,640)	(89,862)	(151,068)
Deferred income tax	(20,958)	(140,664)	(14,673)	(14,378)

Minority interest	355	(282)	(5,522)	(18,327)

Net Income (loss) for the period	51,337	685,103	494,169	199,008

(A free translation of the original in Portuguese)	Unaudited
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	September 30, 2005

01 - IDENTIFICATION
1 – CVM CODE 00482-0	2 - COMPANY NAME BRASKEM S.A.	3 - National Corporate Taxpayers' Registry (CNPJ) 42.150.391/0001-70

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

1 Operations

(a) Braskem S.A. ("Braskem" or the "Company") engages in manufacturing, selling, importing and exporting chemical and petrochemical products and fuels, as well as in the production and supply of utilities such as steam, water, compressed air and electric power to the companies in the Camaçari Petrochemical Complex in Bahia, and also renders services to those companies. The Company also invests in other companies, either as a partner or shareholder.

(b) Formation of Braskem

Since its inception on August 16, 2002, the Company has undergone a major corporate restructuring process, disclosed to the market through material event notices. The main recent events can be summarized as follows:

.. The Extraordinary General Meeting held on January 12, 2004 approved the partial spinoff of Odebrecht Química S.A. ("Odequi") with the transfer and merger of the spun-off portion into Braskem. The spun-off assets corresponded to the entire interest of Odequi in Trikem S.A. ("Trikem"), corresponding to 64.43% and 41.02% of its voting and total capital, respectively. The amount of the spun-off portion of Odequi was R$ 1,082,648, according to the appraisal report issued by independent experts based on the balance sheet of Odequi at October 31, 2003. Because of this partial spin-off, 11,066,514 common shares of Odequi held by the Company were canceled.

.. On January 15, 2004 the Shareholders approved the merger of Trikem into Braskem based on the book value of shareholders’ equity of the merged company at October 31, 2003, in the amount of R$ 656,040. The exchange ratio of Trikem shares for Braskem shares was determined by independent experts based on the respective net equities at market values as of October 31, 2003.

After the merger of Trikem, the Company's capital was increased by R$ 304,596 to R$ 2,192,018, through the issue of 8,136,165,484 Class A preferred shares, divided into 25,730,061,841 common shares, 51,230,857,903 Class A preferred shares, and 229,154,800 Class B preferred shares (Note 19(a)).

.. Under the Agreement for Purchase and Sale of Shares, dated February 3, 2004, the Company purchased all of the shares of COPENE MONÔMEROS ESPECIAIS S.A. ("MONÔMEROS") held by minority shareholders, becoming the owner of 100% of the shares of this subsidiary. The acquisition price totaled R$ 14,786, corresponding to the book value of the shares acquired at December 31, 2003.

On March 31, 2004, the Extraordinary General Meeting approved the merger of MONÔMEROS based on the appraisal report of the value of shareholders’ equity at December 31, 2003, in the amount of R$ 115,832.

.. On December 14, 2004, the Board of Directors approved the exchange of 505,050,433 Class A preferred shares of the Company, held in treasury, for 47,846,610 preferred shares issued by the subsidiary Polialden Petroquímica S.A. ("Polialden"). In this transaction, the Company recorded negative goodwill of R$ 28,842. The Brazilian Securities Commission (CVM) approved the exchange of stock outside the stock market or over-the-counter market.

.. On December 15, 2004, the Company acquired from its subsidiary Braskem Overseas Inc. (“Overseas”), formerly Odequi Overseas Inc., 514,322 preferred shares, representing 3.94% of the total capital of the subsidiary Odequi. Following the acquisition, the Company holds 100% of the capital of Odequi.

.. In order to obtain a capital structure more appropriate for the operations of the subsidiary Braskem Importação e Exportação Ltda. (“Braskem Importação”), formerly OQPA Importação e Exportação Ltda., at December 31, 2004, the Company increased the capital of this subsidiary by R$ 99,215, with the issue of 99,215,010 quotas, by capitalizing the receivable held in current account in the amount of R$ 98,215 and R$ 1,000 from its own funds. This transaction generated: (i) goodwill of R$ 98,999, fully amortized; (ii) reversal of the provision for loss in the investee for the same amount.

.. In February 2005, under the Share Purchase and Sale Agreement entered into with Petrobras Química – Petroquisa S.A. (“Petroquisa”), the Company acquired 23,465,165 shares corresponding to 13.74% of the capital of CINAL, for R$ 13,402. As a result of this transaction, the Company recorded goodwill of R$ 433, fully amortized due to lack of economic justification.

.. The Extraordinary General Meeting, held on March 31, 2005, approved the merger of the subsidiary Odequi, based on the appraisal report of the value of shareholders’ equity at December 31, 2004, issued by independent appraisers, in the amount of R$ 1,340,749. The equity variations in the first quarter of 2005 were recognized as income in Braskem as equity in the results of investees.

.. On April 25, 2005, the Company increased the capital of Braskem Incorporated Limited (“Braskem Inc”), the current corporate name of CPN Incorporated Limited (“CPN Inc”), by US$ 40,000 thousand (equal to R$ 101,400), from US$ 95 thousand to US$ 40,095 thousand, with the issue of 40,000,000 (quotas), by a capital contribution in cash. This transaction generated: (i) goodwill of R$ 6,579, fully amortized; and (ii) reversal of the provision for loss in the investee of the same amount.

.. The Extraordinary General Meeting held on May 30, 2005, approved a capital increase of Braskem Participações S.A. (“Braskem Participações”), the current corporate name of Copene Participações S.A., by R$ 266, with no issue of shares, by taking into consideration the market value of the issued quotas of Braskem Importação.

.. At a meeting held on June 22, 2005, the Boards of Directors of the Company and Petroquisa approved capital expenditures of US$ 240 million to build a plant for the production of polypropylene at Paulínia, São Paulo. The investment was to be made by the joint venture formed at the time of the organization of Petroquímica Paulínia S.A. (“Petroquímica Paulínia”), on September 16, 2005 (Note 11 (c)).

.. On April 29, 2005, as disclosed in a Relevant Event notice, Odebrecht S.A. (“Odebrecht”), Nordeste Química S.A. - Norquisa, ODBPAR Investimentos S.A. and Petroquisa executed the Second Amendment to the Braskem Shareholders’ Agreement, with the Company and Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) as intervening parties. Under this amendment, Petroquisa was granted an option to increase its share in the voting capital of the Company by up to 30%, through the subscription of new shares.

.. In the event that it exercised the option, the payment of the new shares would be effected by Petroquisa through: (a) corporate participations in petrochemical companies located in the Petrochemical Complex in Triunfo, Rio Grande do Sul and (b) corporate participations in other petrochemical companies considered to be strategic by the Company ((a) and (b) jointly being denominated as Assets).

If the value of the Assets is not sufficient for Petroquisa to attain the percentage defined for it in the voting capital of the Company, within the limit of 30%, Odebrecht, ODBPAR and Norquisa will be obliged to meet the shortfall by selling shares to Petroquisa, under the same Asset valuation terms provided for in the Amendment. It the value of the Assets gives rise to new common shares in excess of the limit of 30% of Petroquisa’s interest in the voting capital of the Company, then the difference will be paid up by Petroquisa through class “A” preferred shares.

The Option shares will be valued according to the economic value of the Company, determined based on the discounted cash flow methodology, with no control premium. Assets will also be valued in accordance with the economic value of the companies involved, determined based on the discounted cash flow for the same base period.

On September 29, 2005, in accordance with the timing set forth in the Second Amendment, Petroquisa identified the following assets to be valued for the purposes of the integralization of the Option Shares, should the Option be exercised:

- 15.63% of the total capital of Copesul – Companhia Petroquímica do Sul (“Copesul”);
- 85.04% of the total capital of Petroquímica Triunfo S.A.; and
- 40.00% of the total capital of Petroquímica Paulínia.

Odebrecht accepted the assets identified by Petroquisa to be contributed to the Company, as provided for in the Second Amendment.

The parties also agreed that the deadline date for the exercise of the Option, originally December 31, 2005, be postponed to March 31, 2006, while all other Second Amendment provisions remained unaltered.

The Company and its subsidiaries, as participants in the restructuring process of the Brazilian petrochemical industry, may be affected by economic and/or corporate aspects as a result of the outcome of this process.

(c) Initial Public Offer of Shares ("Global Offer")

On April 1, 2004, the Board of Directors approved the initial public offer of Class A preferred shares in Brazil and overseas, through the increase in capital within the authorized capital limit.

On September 22 and 27, 2004, the Board of Directors approved the issues of 12,285,000,000 and 1,170,000,000 shares, respectively, in the amount of R$ 90.00 per thousand shares, to be subscribed in Brazil and US$ 31.38 per thousand shares, to be subscribed overseas.

Financial settlement occurred on September 28, 2004, with the payment of capital in the amount of R$ 1,210,950.

(d) Grouping of shares and split of American Depositary Shares ("ADS")

In order to improve negotiations and increase the liquidity of the Company’s shares, the Extraordinary General Meeting, held on March 31, 2005, approved the grouping of shares, of all types and classes, in the proportion of 250 shares for each share. As a result, the split of the ADS of Braskem was also approved, in the proportion of 2 ADS for each existing ADS.

Shareholders were given a 30-day period, as from April 5, 2005, to adjust their positions. After this date, the remaining share fractions were rounded and auctioned on the São Paulo Stock Exchange (“Bovespa”). The auction proceeds were transferred to the shareholders on a pro rata basis, through current account deposits.

As from May 16, 2005, the shares are quoted in unit batches and traded on Bovespa and the New York Stock Exchange (“NYSE”), as a grouping and split of shares, respectively.

(e) Corporate governance

In February 2003, Braskem enrolled in Level 1 of Differentiated Corporate Governance of the Bovespa, which mainly commits the Company to improvements in providing information to the market and in the dispersion of shareholdings, which attained with the Global Offer (Note 1(c)) approximately 45% of the free float. The Company maintains its plans to adhere to Level 2 of Bovespa’s Governance, which will be effected shortly.

(f) Administrative Council for Economic Defense (CADE)

In accordance with Article 54, § 3 of Law 8,884/94, the concentration resulting from the change in control of Braskem was notified in a timely manner to the anti-trust authorities. In July 2002, the Secretariat for Economic Monitoring of the Finance Ministry (SEAE) issued a favorable opinion on the transaction. In May 2003, the favorable opinion of the Secretariat for Economic Rights (SDE) was published without any restrictions. The transaction was submitted for the review and analysis of the Administrative Council for Economic Defense (CADE), and in November 2003 CADE Prosecution Service also approved the transaction without any restrictions. In February 2004, the transaction was examined by the Federal Department of Public Prosecution, which also recommended the approval of the transaction. On September 14, 2005, CADE approved the transaction by unanimous vote, with no restrictions.

2 Presentation of the Financial Statements

The financial statements of the Company were prepared in accordance with the accounting practices adopted in Brazil and also in compliance with the standards and procedures determined by the Brazilian Securities Commission (CVM).

The comparison between the financial statements for the periods ended September 30, 2005 and 2004 must take into account the merger of Odequi (Note 1(b)), carried out on March 31, 2005.

3 Principal Accounting Practices

(a) Use of estimates

In the preparation of the financial statements, it is necessary to use estimates to record certain assets, liabilities and transactions. The financial statements of the Company and its subsidiaries include, therefore, various estimates regarding the selection of the useful lives of property, plant and equipment, deferred charges amortization periods, as well as provisions for contingencies, income tax and other similar amounts.

(b) Determination of net income

Net income is determined on the accrual basis of accounting.

Sales revenues are recognized when the risk and product title are transferred to customers. This transfer occurs when the product is delivered to customers or their transporters.

The provisions for income tax and Value-Added Tax on Sales and Services (ICMS) are recorded gross of the tax incentive portions, with the amounts related to tax exemption and reduction recorded in a capital reserve.

Monetary and foreign exchange variations on assets and liabilities are classified in “Financial income” and “Financial expenses”, respectively.

In accordance with the requirements of CVM Deliberation 273/98 and Instruction 371/02, the deferred income tax is stated at probable realizable value, which is expected to occur as described in Note 17(b).

The Company has recognized in financial results for the year the market value of derivative contracts relating to liabilities indexed to foreign currency or international interest rates. At September 30, 2005, the Company’s derivative contracts had a negative market value of R$ 39,586.

(c) Current assets and long-term receivables

Cash and cash equivalents comprise primarily cash deposits and marketable securities (Note (4)).

Marketable securities are valued at the lower of cost or market, including accrued income earned to the balance sheet date. Derivative instruments are valued at their adjusted fair values, based on market quotations for similar instruments in relation to future exchange and interest rates.

The allowance for doubtful accounts is constituted at an amount considered sufficient to cover estimated losses on the realization of the receivables, taking into account the Company's loss experience, and includes amounts in litigation. For a better calculation of the doubtful accounts the Company analyzes, on a quarterly basis, the amounts and characteristics of trade accounts receivable.

Inventories are stated at average purchase or production cost, which is lower than replacement cost or realization value. Imports in transit are stated at the accumulated cost of each import. Inventories of maintenance materials (“Warehouse”) are classified in current assets or long-term receivables, considering their history of consumption.

Deferred income tax is recognized when there are favorable scenarios for its realization. Periodically, the amounts recorded are revalued in accordance with CVM Deliberation 273/98 and CVM Instruction 371/02.

Other assets are shown at realizable values, including, where applicable, accrued income and monetary variations, or at cost in the case of prepaid expenses.

(d) Permanent assets

These assets are stated at cost plus restatements for inflation through December 31, 1995 and consider the following:

.. Investments in subsidiaries, jointly-controlled entities and associated companies are accounted for on the equity method, adjusted for unamortized goodwill/negative goodwill. Goodwill is calculated as the difference between the amount paid and the book value of net assets acquired. The existing goodwill has as its economic substance the expected future profitability of the investees and is being amortized over a period of up to 10 years. Goodwill in merged companies is transferred to property, plant and equipment and deferred charges, when based on asset appreciation and future profitability of the investees, respectively. Other investments are carried at the cost of acquisition.

.. Property, plant and equipment is shown at acquisition or construction cost and, as from 1997, includes capitalized interest incurred during the construction or expansion of production capacity of the plants.

.. Depreciation of property, plant and equipment is recorded on the straight-line basis at the rates mentioned in Note 12.

.. Amortization of deferred charges is recorded over a period of up to ten years, as from the time benefits begin to accrue.

.. Provisions are recorded for losses or adjustments to realizable value whenever future operating profits are not sufficient to absorb the depreciation or amortization of permanent assets.

.. Programmed maintenance shutdowns are carried out at intervals from one to six years. Expenses that increase the useful lives of assets or result in higher production efficiency are recorded in deferred charges and amortized in production cost until the beginning of the next maintenance shutdown.

(e) Current and long-term liabilities

These liabilities are stated at known or estimated amounts, including accrued charges and monetary and exchange adjustments, as applicable.

The provision for loss in subsidiaries is recorded based on the net unsecured liabilities (excess of liabilities over assets) of these companies, and is recorded as a long-term liability with a corresponding entry to equity in the results of investees.

Defined benefit pension plans are accounted for based on the calculations made by independent actuaries, which are based on assumptions provided by the Company.

The provisions are recorded based on (i) current legislation (even when management believes that this legislation may be considered unconstitutional); (ii) the need to eliminate contingent gains arising from the offset of credits resulting from litigation; and (iii) estimated payments of indemnities considered probable.

(f) Deferred income

Deferred income includes negative goodwill of merged companies, supported by the expected future profitability.

(g) Consolidated financial statements

The consolidated financial statements include the financial statements of the Company and its subsidiaries and jointly-controlled entities and Special-purpose Companies (“EPEs”) in which the Company has direct or indirect share control, as shown below:

			Direct interest in total
				capital- %

		Head office
		(country)	Sep/05	Jun/05	Sep/04

Subsidiaries
Braskem Cayman Ltd. ("Cayman")	(i)	Cayman Isl.	100.00	100.00	100.00
Braskem Importação	(ii)	Brazil			100.00
Braskem Inc.	(iii)	Cayman Isl.	100.00	100.00	100.00
Braskem International Ltd. ("Braskem International")	(iv)	Bahamas	100.00	100.00	100.00
Braskem Participações		Brazil	100.00	100.00	100.00
Companhia Alagoas Industrial - ("CINAL")	(v)	Brazil	86.82	86.82	63.03
Braskem Distribuidora de Combustíveis Ltda. ("Braskem Distribuidora")	(vi)	Brazil	100.00	100.00	100.00
CPP - Companhia Petroquímica Paulista ("CPP")	(vii)	Brazil	79.70	90.71	90.71
Investimentos Petroquímicos Ltda. ("IPL")	(viii)	Brazil		100.00	100.00
Lantana Trading Company Inc. ("Lantana")		Bahamas	100.00	100.00	100.00
Odequi	(ix) (x)	Brazil			97.45
Overseas		Cayman Isl.	100.00	100.00	100.00
Polialden	(xi)	Brazil	63.68	63.68	56.27
Tegal Terminal de Gases Ltda. ("Tegal")		Brazil	90.79	90.79	90.79

Jointly-controlled entities	(xii)
CETREL S.A. - Empresa de Proteção Ambiental ("CETREL")	(xiii)	Brazil	39.52	40.56	40.56
Codeverde Companhia de Desenvolvimento do Rio Verde ("CODEVERDE")		Brazil	35.52	35.52	35.49
Copesul	(xiv)	Brazil	29.46	29.46	23.67
Politeno Indústria e Comércio S.A. ("Politeno")	(xv)	Brazil	33.96	33.96	33.88
Petroquímica Paulínia		Brazil	60.00

Special-purpose companies	(xvi)
Chemical Fundo de Investimento em Direitos Creditórios
(“Fundo Chemical”)	(xvii)	Brazil	10.79	10.79	10.80
CSAM Orion Fund Limited (“Orion”)		Cayman Isl.	100.00	100.00	100.00
Fundo Parin		Guernsey	100.00
Guardian Protected Cell Company (“Guardian”)		Guernsey	100.00	100.00
Sol Fundo de Aplicação em Quotas de Fundos de Investimento
(“FIQ Sol”)		Brazil	100.00	100.00	100.00

			Interest in total capital - %

		Head office
		(country)	Sep/05	Jun/05	Sep/04

Direct subsidiary of Odequi
OPE Investimentos S.A. ("OPE Investimentos")	(xviii)	Brazil			89.41

Direct subsidiary of Polialden
Polialden America Inc. ("Polialden America")		USA	100.00	100.00	100.00

Direct subsidiaries of Braskem Participações
Braskem Importação	(ii)	Brazil		100.00
IPL	(viii)	Brazil	100.00
Direct subsidiary of IPL
Braskem Importação	(ii)	Brazil	100.00
Direct subsidiary of Copesul
COPESUL International Trading Inc.		Bahamas	100.00	100.00	100.00

(i)	Braskem Cayman is the new corporate name of CPC Cayman Ltd.
(ii)	In May 2005, 100% of this investment was contributed as a capital increase to Braskem Participações and in July 100% of this investment was contributed to IPL (Note 1(b)).
(iii)	Braskem Inc is the new corporate name of CPN Incorporated Ltd.
(iv)	Braskem International is the new corporate name of Odequi Investments Ltd.
(v)	In February 2005, the Company acquired shares of CINAL held by Petroquisa and, in June 2005, the Company increased its holding as a result of the redemption of Class “B” shares by this subsidiary.
(vi)	Braskem Distribuidora is the new corporate name of CPN Distribuidora de Combustíveis Ltda.
(vii)	Change in participation in September 2005, as a result of the disproportionate capitalization of advances for future capital increases.
(viii)	In July 2005, 100% of this investment was contributed in exchange for capital of Braskem Participações.
(ix)	Company merged on March 31, 2005 (Note 1(b)).
(x)	In June 2004, consolidated interest (including interest held by the subsidiary Overaseas) in the capital of Odequi was 100%.
(xi)	Increase in participation in December 2004, due to the exchange of shares with minority shareholders of Polialden (Note 1(b)).
(xii)	Investments consolidated on a pro rata basis, pursuant to CVM Instruction 247/96.
(xiii)	Change in interest in September 2005, as a result of the disproportionate capitalization of advances for future capital increases and cancellation of preferred shares. On a consolidated basis, Cetrel’s interest, including the share held by Polialden, is 39.93%.
(xiv)	Following the merger of Odequi, the direct interest in the capital of Copesul is equal to 29.46%.
(xv)	The jointly-controlled subsidiary Politeno issued new shares through the capitalization of the tax incentive reserve, increasing Braskem’s interest.
(xvi)	In August 2004, CVM issued Instruction 408/04 providing for the inclusion of EPEs in the consolidated financial statements of publicly-held companies. Subsequently, on February 25, 2005, CVM Circular Letter 01/2005 provided additional information to support the concept of activities subject to consolidation.
(xvii)	Interest corresponding to subordinated quotas held by Braskem.
(xviii)	Merged into Odequi on November 1, 2004.

For comparison purposes, the following reclassifications were made:

.. In the balance sheet at June 30, 2005 the value of the senior quotas of FICD, in the amount of R$ 201,792, was reclassified from “Minority interests” to long-term liabilities, under the caption “Other”.

.. The consolidated financial statements and cash flows for the nine-month period ended September 30, 2004 were adjusted to reflect the EPEs consolidation.

In the consolidated financial statements, the intercompany investments and the equity in the results, as well as the intercompany assets, liabilities, income, expenses and unrealized gains arising from transactions between consolidated companies, were eliminated.

Minority interests in the equity and in the results of subsidiaries have been segregated in the consolidated balance sheet and statement of operations, respectively. The minority interests correspond to the respective participations in the capital of CINAL, CPP, Polialden and Tegal.

Goodwill not eliminated on consolidation is reclassified to a specific account in permanent assets, in accordance with CVM Instruction 247/96. Negative goodwill is reclassified to "Deferred income”.

As provided by CVM Instruction 247/96, Alclor Química de Alagoas Ltda. (“Alclor”), a wholly-owned Braskem subsidiary, is not consolidated as its activities have been discontinued.

For a better presentation of the consolidated financial statements, the cross-holding between the subsidiary Braskem Participações and the Company, which arose from the corporate restructuring described in Note 1(b), was reclassified to treasury shares. Considering the grouping of shares (Note 1(d)), the subsidiary Braskem Participações now holds 580,331 common and 290,165 Class “A” preferred shares, representing 0.24% of the Company’s total capital.

The reconciliation between the parent company and consolidated shareholders’ equity and the net income for the periods is as follows:

			Net income (loss)
			for the nine-month
	Shareholders’ equity		period

	Sep/05	Jun/05	Sep/05	Sep /04

Parent company	4,958,488	4,910,388	675,767	207,854
Cross holding classified as treasury shares	(13,110)	(13,110)
Effects of EPEs consolidation			3.830	(5,307)
Exclusion of profits in subsidiaries’ inventories	(3,531)	(2,039)	2,413	(6,630)
Exclusion of the gain on the sale of investment between
related parties	(38,476)	(38,476)
Reversal of amortization of goodwill on the sale of
investment between related parties	13,056	12,024	3,093	3,091

Consolidated	4,916,427	4,868,787	685,103	199,008

4 Cash and Cash Equivalents

	Sep/05	Jun/05

Cash and banks	75,189	97,678
Financial investments
Domestic	380,255	748,482
Abroad	273,840	800,782

Total	729,284	1,646,942

The Company maintains cash and cash equivalents sufficient to cover: (i) its working capital needs; (ii) investments anticipated in the business plan; and (iii) adverse conditions that may reduce the available funds.

Such funds are allocated in order to: (i) have a return compatible with the maximum volatility determined by the investment and risk policy; (ii) obtain a high spread of the consolidated portfolio; (iii) avoid the credit risk arising from the concentration in few securities; and (iv) follow the market interest rate changes both in Brazil and abroad.

Accordingly, the Company invests in domestic and foreign funds. The domestic investments are mainly represented by quotas of a Braskem exclusive fund, which, in turn, holds quotas of domestic investment funds, such as fixed income investment funds, multiportfolio funds, investment fund quotas in credit rights, and other fixed-income securities. Foreign investments mainly comprise an investment fund portfolio, regularly reassessed for risk by the Company. The fund amounts are highly liquid and are recorded at realizable values.

5 Marketable Securities

	Sep/05	Jun/05

Investment funds	1,391,094	420,179
Debentures with share in profit	6,894	7,448
Subordinated quotas of investment fund - FIDC	25,484	23,950

Total	1,423,472	451,577

Current assets	(867,766)	(420,179)

Long-term receivables	555,706	31,398

Investment funds comprise a portfolio of foreign investment funds, the risk of which is regularly reassessed by the Company. These funds are recorded at realizable values.

6 Trade Accounts Receivable

	Sep/05	Jun/05

Customers
Domestic market	943,564	855,915
Foreign market	524,165	512,009
Allowance for doubtful accounts	(67,074)	(64,835)

	1,400,655	1,303,089
Long-term receivables	(11,772)	(3,769)

Current assets	1.388.883	1.299.320

The Company has introduced an additional policy for realizing domestic trade accounts, by selling its receivables to Fundo Chemical (EPE mentioned in Note (3 (g)), which pays the Company earlier than the normal maturity of these customer receivables. At September 30, 2005, credits sold to Fundo Chemical amounted to R$ 228,448 (June 30, 2005 - R$ 216,026).

The changes in the allowance for doubtful accounts are as follows:

	Sep/05	Sep/04

At the beginning of the period	46,201	54,666
Additions classified as selling expenses	20,775	16,071
Addition by merger		39,896
Write-off of irrecoverable accounts		(93,236)
Exchange variation	98	(39)

At the end of the nine-month period	67,074	17,358

7 Inventories

	Sep/05	Jun/05

Finished products	612,375	679,183
Work-in-process	39,080	57,015
Raw materials, production inputs and packaging	322,683	265,297
Warehouse (*)	291,330	268,420
Advances to suppliers	43,042	48,339
Imports in transit and others	9,487	7,325

Total	1,317,997	1,325,579
Long-term receivables (*)	(65,333)	(59,277)

Current assets	1,252,664	1,266,302

(*) Based on its turnover, part of the maintenance materials inventory was reclassified to long-term.

Advances to suppliers and expenditures for imports in transit mainly relate to the acquisition of petrochemical naphtha, which is the main raw material of the Company.

8 Related Parties

		Balances		Balances

		Current	Long-term	Current		Long-term
		assets	receivables	liabilities		liabilities

		Trade
		accounts	Related				Related
		receivable	parties	Suppliers	Suppliers	Debentures	Parties

Braskem Importação							1,159
Braskem Inc.		53,213	33,715	167
Braskem Participações							1,187
Cayman		22,648	42,465
CINAL				12,310
Braskem Distribuidora							977
CPP	(i)		3
IPL							12
Lantana			90,525
Polialden America		8
Polialden		13,002		848			175,714
Tegal	(i)		2,622	1,549

Jointly controlled entities
CETREL	(i)	105	159	1,727
Copesul	(ii)	4,516		603,132
Politeno		19,490

Associated companies
Borealis		11,852
Petroflex Indústria e Comércio S.A. ("Petroflex")		21,493

Related parties
ODBPAR Investimentos S.A. ("ODBPAR")	(iii)					964,440
Construtora Norberto Odebrecht ("CNO")				11,187
Petróleo Brasileiro S.A. ("Petrobras")			34,276	73,672	36,408
Petrobras Distribuidora S.A.				6,450	31,059
Other			1,596

At September 30, 2005		146,327	205,361	711,042	67,467	964,440	179,049

At June 30, 2005		268,315	529,162	947,878	61,323	930,752	221,289

(i)	Amounts stated under “Related parties”, in long-term receivables, refer to advances for future capital increase.
(ii)	The “Trade accounts receivable” balances includes an ICMS tax credit transferred to Copesul.
(iii)	Debentures issued by Braskem (Note 15(b)).

				Transactions

		Raw materials,
	Product	service & utilities	Financial	Financial
	sales	purchases	income	expenses

Braskem Importação				143
Braskem Inc.	754,492	38,430	15,618
Braskem Participações				152
Cayman	90,297		2,399
CINAL		34,382
Lantana			1,957
Polialden America	13
Polialden	316,840	24,375		33,150
Tegal		10,813	49	15

Jointly-controlled entities
CETREL	1,140	19,929
Copesul	5,914	2,011,267	68	1,173
Politeno	779,059

Associated companies
Borealis	100,630
Petroflex	309,373

Related parties
ODBPAR				96,570
CNO		61,576
Petrobras		3,188,512	2,811
Petrobras Distribuidora		111,203
Other			162

At September 30, 2005	2,357,758	5,500,487	23,064	131,203

At September 30, 2004	2,141,235	5,364,690	45,164	52,553

Balances resulting from transactions with related parties, arising mainly from the following sales and purchases of goods and services are presented in “Trade accounts receivable” and “Suppliers”:

Sales of Braskem:

Company	Products/inputs

Braskem Inc.	Basic petrochemicals and thermoplastic resins
Polialden / Politeno	Ethylene and utilities
Petroflex	Butadiene
Cayman	Thermoplastic resins

Purchases of Braskem:

Company	Products/inputs/services

CINAL	Utilities, treatment and incineration of waste
Copesul	Ethylene, propane and utilities
Petrobras	Naphtha
Petrobras Distribuidora	Fuel oil
Polialden	Polyethylene
CNO	Construction and maintenance services
Tegal	Gas storage services

Transactions with related parties are carried out at normal market prices and conditions, considering the following:

.. The price of ethylene results from a process that shares the margin with the second generation companies of the petrochemical sector. This process consists of allocating the gross margin in proportion to the return on investments. The prices charged for the other products are established based on several market factors, including international ones.

.. The price of naphtha supplied by Petrobras is negotiated with the Company and the petrochemical companies using as a benchmark the European market prices. During the nine-month period ended September 30, 2005, the Company also imported naphtha at a volume equal to 32% of its consumption (nine-month period ended September 30, 2004 – 36%).

The related parties balance includes current account balances, as follows:

Participating companies	Annual financial charges	Sep/05	Jun/05

Long-term receivables
Braskem Inc.	US$ exchange variation + 8.30%	33,715	347,945
Cayman	US$ exchange variation + 10.05%	42,465	43,798
Lantana	US$ exchange variation+ 3.80%	90,525	92,141

Long-term liabilities
Polialden	100% of CDI	175,714	217,922

The movement in the current accounts is effected through the utilization of the daily balances of financial resources in a centralized pool for the liquidation of obligations of the account holders. The Company its direct and indirect subsidiaries are part of the account holders. Financial charges on remittances and balances of the pool of funds are agreed upon by the account holders, considering the costs for the capture of funds charged to the individual participants by financial institutions, so that such charges are paid/transferred to the Company.

9 Taxes Recoverable

	Sep/05	Jun/05

Excise Tax (IPI)	70,697	60,842
Value-added Tax on Sales and Services (ICMS)	408,546	400,736
Social Integration Program (PIS) – Decree Laws 2.445
and 2.449/88	50,634	50,634
Income tax and social contribution	36,999	31,173
Income Tax on Net income (ILL)	56,517	56,517
FINSOCIAL	14,221	14,221
Other	61,802	36,163

	699,416	650,286

Current assets	(342,532)	(301,145)

Long-term receivables	356,884	349,141

(i) Zero-rate IPI

In the 1st quarter of 2005, the Company concluded the offset of the amount of the IPI tax credit arising from the acquisition of raw materials and inputs that are exempt from IPI, not subject to IPI taxation or taxed at zero rate, related to transactions involving the establishments of the merged company OPP Química S.A. (“OPP Química”), located in the State of Rio Grande do Sul. This credit was granted on a claim lodged in July 2000, when OPP Química filed a lawsuit for full applicability of the non-cumulative principle for this tax to the above mentioned establishments.

On December 19, 2002, the Federal Supreme Court (STF), based on past determinations of its Full Bench, entertained an extraordinary appeal lodged by the National Treasury and affirmed the decision of the Regional Federal Court (TRF), 4th Circuit, recognizing the entitlement to an IPI tax credit from said acquisitions during a 10-year period prior to the filing date, plus monetary restatement and accrual of interest at the SELIC benchmark rate until actual use of these credits.

The STF determination was challenged by the National Treasury via a special appeal known as "agravo regimental", which is pending judgment by the Second Panel of the STF. In this special appeal, the National Treasury is no longer challenging the Company’s entitlement to the IPI tax credit itself, but rather alleging some inaccuracies in the court determination as to non-taxed inputs and raw materials, the restatement of tax credits, and the respective calculation rate.

According to the opinion of the Company’s legal advisors, however, all these aspects have already been defined in the STF and TRF decisions favorable to OPP Química, and even in the STF full-bench precedents. For this reason, the special appeal referred to above poses no risk of changes in OPP Química’s entitlement to the tax credit, even though the STF itself is revisiting this matter in a similar lawsuit involving another taxpayer, this judgment is currently on hold.

In December 2002, OPP Química recognized in its accounting records this undue tax of R$ 1,030,125, which was offset by the Company with IPI payable and other federal tax debts. Similar lawsuits involving the purchase of inputs and raw materials that are exempt, non-taxed or taxed at a zero rate have also been filed by the Company’s branches located in the States of São Paulo, Bahia and Alagoas (Note 16(ii)).

(ii) ICMS recoverable

Braskem is increasing its accumulated ICMS credit, basically on account of the high export volumes and product sales with tax deferrals. The Company’s management is taking steps to maximize the use of this credit, and no material losses are expected at present. Considering management’s projections with respect to the realization of such credits, R$ 160,906 was classified in long-term receivables as of September 30, 2005.

10 Judicial Deposits and Compulsory Loan – Long-term Receivables

	Sep/05	Jun/05

Judicial deposits
PIS/COFINS (Note 16 (iii))	41,879	48,669
Education contribution and INSS	26,774	25,057
Work accident insurance	14,080	14,080
Labor claims	12,507	11,416
Dividends	8,074	8,074
Other	8,906	9,402

Compulsory loan (Eletrobrás)	12,098	12,098

	124,318	128,796

11 Investments

(a) Information on investments

		Number of shares or quotas held (thousand)

		Sep/05				Jun/05

										Interest in total
		Common	Pref.			Common	Pref.			capital (%)
		Shares	shares	Quotas	Total	shares	shares	Quotas	Total	Sep/05	Jun/05

Subsidiaries
Braskem Inc.		40,095			40,095	40,095			40,095	100.00	100.00
Braskem International		5			5	5			5	100.00	100.00
Braskem Participações	(i)	6,500,000			6,500,000	6,500,000	2,000,000		8,500,000	100.00	100.00
Braskem Distribuidora				354	354			354	354	100.00	100.00
Cayman		900			900	900			900	100.00	100.00
CINAL		77,589	52,857		130,446	77,589	52,857		130,446	86.82	86.82
CPP	(ii)	8,465			8,465	4,666			4,666	79.70	90.71
IPL	(iii) (iv)							974	974		100.00
Lantana		5			5	5			5	100.00	100.00
Overseas		1			1	1			1	100.00	100.00
Polialden		263,690	147,214		410,904	263,690	147,214		410,904	63.68	63.68
Tegal				21,938	21,938			21,938	21,938	90.79	90.79

Jointly-controlled entities
CETREL	(ii)	506			506	456			456	39.52	40.56
CODEVERDE		9,639			9,639	9,639			9,639	35.52	35.52
Copesul		44,255			44,255	44,255			44,255	29.46	29.46
Politeno	(v)	21,847,901	618,266		22,466,167	21,847,901	618,266		22,466,167	33.96	33.96
Petroquímica Paulínia		45,000			45,000					60.00

Associated companies
Borealis		18,949			18,949	18,949			18,949	20.00	20.00
Petroflex	(vi)	4,759	2,321		7,080	95,185	46,412		141,597	20.12	20.12
Rionil				3,061	3,061			3,061	3,061	33.33	33.33
Sansuy				271	271			271	271	20.00	20.00

Information on investments of subsidiary companies

Braskem Participações
Braskem Importação	(vii)							252,818	252,818		100.00
IPL		295			295					100,00
IPL
Braskem Importação	(vii)			252,818	252,818					100.00
Polialden
Polialden America		40			40	40			40	100.00	100.00

(i)	Cancellation of 2,000,000 thousand preferred shares, comprising 1,000,000 thousand preferred class A and 1,000,000 thousand preferred class B shares, as approved at the Extraordinary Shareholders’ Meeting at July 28, 2005.
(ii)	Shareholding change in September 2005, as a result of the capitalization of advances for future capital increase.

(iii)	Number of shares or quotas in units.
(iv)	In July 2005, 100% of this investment was contributed in exchange for shares of Braskem Participações.
(v)	Preferred shares comprise (i) 453,217 class A and (ii) 165,049 class B shares.
(vi)	Grouping of shares approved at the Extraordinary Shareholders’ Meeting at the ratio of 20 shares for 1 share.
(vii)	Investment contributed to IPL by Braskem Participações on July 28, 2005.

Information on investments (continued)

			Adjusted shareholders’
	Adjusted net income (loss)		equity (unsecured
	for the period		liabilities)

	Sep/05	Sep/04	Sep/05	Jun/05

Subsidiaries
Braskem Importação		(46,177)
Braskem Inc.	217	(48,715)	93,785	85,935
Braskem International	69,568	28,243	(191,449)	(207,004)
Braskem Participações	28	(696)	20,606	22,614
Cayman	105	(1,720)	174,696	184,476
CINAL	(3,335)	2,926	80,187	79,562
Braskem Distribuidora			3,542	3,542
CPP			10,621	5,144
IPL (*)				12
Lantana	(81,992)	(42,090)	(32,840)	(27,551)
Odequi		41,627
Overseas	(4,532)	(2,206)	(191,910)	(201,064)
Polialden	2,368	40,552	459,877	460,792
Tegal	(2,453)	(5,030)	16,665	17,755

Jointly-controlled entities
CETREL	5,581	(2,508)	77,502	61,940
CODEVERDE			42,814	42,814
Copesul	345,211	414,314	1,351,364	1,353,930
Politeno	56,871	74,117	512,743	511,950
Petroquímica Paulínia			7,500

Associated companies
Borealis	6,964	10,726	107,655	103,359
Petroflex (*)		67,600		234,037
Rionil	(120)	125	5,646	5,572
Sansuy	(9,422)	(1,243)	8,241	16,074

Information on investments of subsidiaries
Odequi
OPE Investimentos		40,210
Polialden
Polialden América	1,794	834	5,415	3,852
Braskem Participações
Braskem Importação				294

IPL
Braskem Importação	119		338

(*) The information on the associated company Petroflex has not been presented in September 2005 because the company information for the period ended September 30, 2005 has not yet been disclosed. The shareholders’ equity at August 31, 2005 was utilized for the equity adjustment of the investment.

(b) Investment activity in subsidiaries, jointly-controlled entities and associated companies

	Subsidiaries and jointly-controlled entities

					Sep/05

	Braskem Importação		Braskem Participações
		Braskem Inc.		Cayman	CETREL

At January 1st	218	5,591	22,312	208,548	29,639
Addition (write-off) through acquisition of shares/ capital
contribution		101,400(*)	277		4,505
Write-off by transfer or disposal	(266)
Equity in the results	48	6,795	29	105	2,754
Decrease in participation					(661)
Amortization of (goodwill) negative goodwill		(6,579)			(601)
Exchange variation on foreign investment		(13,422)		(33,957)
Other			(2,012)

At the end of the period		93,785	20,606	174,696	35,636

Goodwill on investments (i)					5,010

	Subsidiaries and jointly-controlled entities

					Sep/05

	CINAL	Copesul	Lantana	Odequi	Polialden

At January 1st	50,781	468,119	58,712	1,340,056	654,144
Addition (write-off) through acquisition of shares/ capital
contribution	15,841	103,065(**)
Write-off through transfer or disposal				(1,340,906) (*)
Redemption of shares	(2,288)
Dividends		(86,833)
Equity in the results	(2,477)	136,061	(58,057)	156	1,871
Amortization of (goodwill) negative goodwill	(433)	(23,173)		694	(47,276)
Exchange variation on foreign investment			(655)
Other	(515)

At the end of the period	60,909	597,239			608,739

Goodwill (negative goodwill) on investments (i)	(8,709)	199,117			315,884

	Subsidiaries and jointly-controlled entities

				Sep/05	Jun/05

		Petroquímica
	Politeno	Paulínia	Other	Total	Total

At January 1st	553,770		31,414	3,423,304	3,423,304
Addition (write-off) through acquisition of shares/ capital
contribution		4,500	4,169	229,264	117,623
Write-off through transfer or disposal				(1,336,679)	(1,237,841)
Dividends	(5,094)			(91,927)	(48,864)
Equity in the results	26,186		(2,219)	111,255	55,674
Increase (decrease) in participation	416		16	(232)	427
Amortization of (goodwill) negative goodwill	(45,564)		(37)	(122,969)	(83,755)
Exchange variation on foreign investments				(48,034)	(32,651)
Other	2,012			(2,803	(2,798)

At the end of the period	531,726	4,500	33,343	2,161,179	2,191,119

Goodwill (negative goodwill) on investments (i)	355,582		(1,500)	866,450	905,668

	Associated companies

	Sep/05					Jun/05

	Borealis	Sansuy	Rionil	Other	Total	Total

At January 1 st		2,891	1,960	50,840	55,691	55,691
Transfer of investment	22,138				22,138	22,138
Equity in the results	1,393	(1,243)	(78)	16,015	16,087	17,382
Dividends	(2,000)			(7,133)	(9,133)	(9,133)

At the end of the period	21,531	1,648	1,882	59,722	84,783	86,078

Negative goodwill on investments (i)				(614)	(614)	(614)

(*) Shareholding change described in Note 1(b).
(**) Shareholding increase through merger of subsidiary Odequi (Note 1(b)).

(i) Goodwill is based on future profitability and amortized in up to 10 years, in accordance with projections prepared by independent experts and is annually reviewed. In the consolidated financial statements, goodwill is classified in deferred charges, while negative goodwill is classified in deferred income, in accordance with CVM Instruction 247/96.

Provision for loss on investments

	Provision for loss on investments – Long-term liabilities

	Sep/05					Jun/05

	Braskem
	International	Lantana	Overseas	Other	Total	Total

At January 1 st	311,783		223,821		535,604	535,604
Provision increase (reversal)
Operating result	(69,568)	23,935	4,532		(41,101)	(44,711)
Non-operating result				13,154	13,154	13,154
Exchange variation on shareholders’
equity	(50,766)	8,905	(36,443)		(78,304)	(55,274)
Other				5,410	5,410	5,379

At the end of the period	191,449	32,840	191,910	18,564	434,763	454,152

(c) Information on the main investees with operating activities

Copesul

COPESUL is engaged in the manufacture, sale, import and export of chemical, petrochemical and fuel products and the production and supply of utilities, and also provides various services used by the companies in the Triunfo Petrochemical Complex in the State of Rio Grande do Sul and manages logistic services related to its waterway and terrestrial terminals. Goodwill on this investment, based on future profitability, will be amortized up to August 2011.

Polialden

Polialden is engaged in the manufacture, processing, sale, import and export and any other activities related to the production or sale of high-density polyethylene and other chemical and petrochemical products. The main raw material for all of its products is ethylene, which is supplied by Braskem. Polialden operates an industrial plant in Camaçari - Bahia. Goodwill on this investment, based on future profitability, will be amortized up to August 2011.

Politeno

Politeno is engaged in the manufacture, processing, direct or indirect sale, consignment, export, import and transportation of polyethylene and by-products, and also has participations in other companies. The main raw material for all of its products is ethylene, which is supplied by Braskem. Politeno operates an industrial plant in Camaçari - Bahia. Goodwill on this investment, based on future profitability, will be amortized up to August 2011.

CETREL

The activities of CETREL are to supervise, coordinate, operate and monitor environmental protection systems; carry out research in the environmental control area and in the recycling of waste and other materials recoverable from industrial and urban emissions; monitor the levels of environmental pollution of air quality, water resources and other vital elements; perform environmental diagnostics; prepare and implement projects of environmental engineering solutions; develop and install environmental management systems and those relating to quality, laboratory analyses, training, environmental education and also specification, monitoring and intermediation in the acquisition of materials of environmental protection systems. Goodwill on this investment, based on future profitability, will be amortized up to July 2013.

CINAL

CINAL is engaged in the implementation of the Basic Industrial Nucleus of the Alagoas Chlorinechemical Complex and the production and sale of goods and several services, such as steam, industrial water, industrial waste treatment and incineration of organochlorine waste for the companies located in the above mentioned Industrial Nucleus.

The CINAL Special Shareholders’ Meeting held in April 2005 resolved to fully and definitively redeem the company’s preferred class “B” shares at their book value, with no capital reduction. As a result, the Company received a reimbursement of R$ 2,288, corresponding to 4,139 thousand shares, while its percentage holding in CINAL’s total capital increased by 8.02% .

Petroquímica Paulínia

On September 16, 2005, Braskem and Petroquisa formed Petroquímica Paulínia, which will be responsible for the implementation and operation of a new polypropylene unit to be built at Paulínia – São Paulo, using as raw material polymer-grade propylene supplied by Petrobras. Operations are scheduled to start by the end of 2007, using last-generation Braskem technology.

Investments in the new plant are estimated at US$ 240 million. The capital structure will comprise approximately 30% of own funds and 70% of third-party funds, represented by long-term loans and financing.

12 Property, Plant and Equipment

	Sep/05			Jun/05	Annual

					depreciation
		Accumulated			rates
	Cost	depreciation	Net	Net	(%)

Land	21,264		21,264	21,264
Buildings and improvements	830,258	(356,522)	473,736	465,335	2 to 10
Machinery, equipment and facilities	6,150,841	(2,388,674)	3,762,167	3,684,170	3.33 to 20
Mines and wells	26,016	(21,991)	4,025	4,232	4 to 10
Furniture and fixtures	35,623	(31,296)	4,327	4,222	10
Information technology	50,096	(42,456)	7,640	7,437	20
Construction in progress	770,747		770,747	710,733
Other	24,729	(10,927)	13,802	10,475	Up to 20

	7,909,574	(2,851,866)	5,057,708	4,907,868

Construction in progress relates principally to projects for operating improvements to increase the useful lives of the industrial units, machinery and equipment, as well as programs in the areas of health, technology and security.

At September 30, 2005, property, plant and equipment includes the appreciation, in the form of goodwill, of the assets originating from the merged companies (Note 1(b)), transferred in conformity with CVM Instruction 319/99, in the amount of R$ 893,633 (June 30, 2005 - R$ 908,408), net of accumulated depreciation.

13 Deferred Charges

	Sep/05	Jun/05

Costs
Pre-operating expenses	216,513	216,513
Rights to manufacturing processes	43,130	43,130
Organization and implementation expenses	239,642	232,645
Expenditures for structured operations	296,821	329,351
Goodwill on merged investments	1,709,297	1,709,297
Expenditures for programmed stoppages	562,899	506,673
Research and development	64,396	64,396
Catalysts and other	110,766	100,635

	3,243,464	3,202,640
Accumulated amortization	(1,283,409)	(1,179,540)

	1,960,055	2,023,100

The goodwill on merged investments is based on future profitability and is being amortized in up to ten years, according to the appraisal reports issued by independent experts. The recording of this goodwill in deferred charges is in conformity with CVM Instruction 319/99.

At programmed dates, which vary from one to six years, the Company stops production, totally or partially, to carry out inspection and maintenance. The costs associated with each stoppage are deferred and amortized to cost of production up to the beginning of the next corresponding stoppage.

14 Loans and Financing

	Annual financial charges	Sep/05	Jun/05

Foreign currency
Eurobonds	Note 14 (a)	1,241,306	1,321,633

Export prepayment	Note 14 (b)	610,614	769,986

Medium-Term Notes	Note 14 (c)	1,368,982	1,436,235

Raw material financing	Sep/05 – US$ exchange variation + interest of	27,783	63,443
	1.38% to 2.50% above LIBOR (i)
	Jun/05 – US$ exchange variation + interest of
	1.30% to 3.70% above LIBOR

Permanent asset financing	US$ exchange variation + interest of 3.88%	21,293	22,035
	above LIBOR
	US$ exchange variation + fixed interest of	12,182	18,718
	6.49% to 7.14%

Local currency

FINAME	Fixed interest of 10.50% + fixed restatement		679
	(TJLP) (ii) - Note 14(d)

BNDES	Fixed interest of 6.50% to 12.60% + fixed	158,681	79,017
	restatement (TJLP and UMBNDES) (iii) - Note
	14(d)

BNB	Fixed interest of 11.81% - Note 14(d)	60,251	48,797

FINEP	Fixed restatement – TJLP – Note 14 (d)	21,991	10,070

Acquisition of shares	Note 14 (e)	170,558	187,987

Project financing	Note 14 (f)	278,965	142,220

		3,972,606	4,100,820
Less: Current liabilities		(724,435)	(736,265)

Long-term liabilities		3,248,171	3,364,555

(i)	LIBOR = London Interbank Offered Rate.
(ii)	TJLP= Long-term Interest Rate.
(iii)	UMBNDES = BNDES monetary unit.

(a) Eurobonds

In October 1996, OPP Petroquímica (merged into OPP Química in December 2002) issued Eurobonds amounting to US$ 100,000 thousand, falling due in October 2004 and with annual interest of 11%, paid semiannually. This transaction was settled upon maturity.

In June 1997, the Company issued Eurobonds amounting to US$ 150,000 thousand falling due in June 2007, and with annual interest of 9%, paid semiannually in June and December of each year. The Eurobonds balance at September 30, 2005 amounted to US$ 153,563 thousand – R$ 341,247 (June 30, 2005 - US$ 150,186 thousand - R$ 353,001).

In July 1997, the merged company Trikem issued Eurobonds in the amount of US$ 250,000 thousand, falling due in July 2007 and with annual interest of 10.625%, paid semiannually in January and July of each year. These notes grant to Trikem the exclusive right to repurchase the Eurobonds on July 24 of each year as from July 2002. The Eurobonds balance at September 30, 2005 was US$ 254,427 thousand - R$ 565,388 (June 30, 2005 – US$ 261,510 thousand – R$ 614,654). In July 2005, the Company renegotiated the transaction interest rate to 9.375% p.a., and the maturity date to 2015.

In June 2005, the Company issued Eurobonds in the amount of US$ 150,000 thousand, with no stated maturity (Perpetual Eurobonds), bearing annual interest of 9.75%, payable on a quarterly basis from September 2005 onwards. The securities can be fully repurchased, at the option of the Company, as from June 17, 2010, provided that investors are given a minimum 30-day notice. At September 30, 2005, the balance amounted to US$ 150,604 thousand - R$ 334,671 (June 30, 2005 – US$ 150,604 thousand - R$ 353,978).

(b) Prepayment of exports

The merged company Trikem received an advance of US$ 100,000 thousand made by a foreign customer in August 1997. This advance bears annual interest of 12% and the balance was settled in October 2004.

On December 28, 2001, the Company obtained funds in the amount of US$ 250,000 thousand as prepayment of exports. This loan was placed in two tranches. The first tranche, in the amount of US$ 80,000 thousand, had a settlement term up to December 2004 and was subject to interest of 4.25% p.a. plus 3-month LIBOR, payable on a quarterly basis and was fully amortized upon maturity. The second tranche, in the amount of US$ 170,000 thousand, had a settlement term up to December 2006, was also fully amortized in December 2004, and was subject to interest of 5.25% p.a. plus 3-month LIBOR, payable on a quarterly basis.

In December 2002, the merged company OPP Química received an advance from a foreign customer, in the amount of US$ 97,200 thousand, with annual interest of 3.75%, plus semiannual LIBOR, in addition to the exchange variation. In November 2004, the Company renegotiated the charges, reducing the spread to 1.25% per annum. This contract will be settled through shipments made up to June 2006. The balance due at September 30, 2005 was US$ 16,363 thousand - R$ 36,362 (June 30, 2005 – US$ 32,269 thousand - R$ 75,844).

In June 2004, the Company obtained funds in the amount of US$ 200,000 thousand as prepayment of exports divided in two tranches. The first tranche, in the amount of US$ 145,000 thousand, has a settlement term up to December 2007 and is subject to interest of 3.5% per annum plus 6-month LIBOR, payable semiannually. The second tranche, in the amount of US$ 55,000 thousand, has a settlement term up to June 2009 and is subject to interest of 4.5% per annum plus 6 month LIBOR, payable semiannually. In June 2005, the two tranches were consolidated, falling due in June 2009 and bearing interest at 1.45% p.a. above LIBOR, payable semiannually. The balance relating to these transactions at September 30, 2005 was US$ 178,283 thousand - R$ 396,181 (June 30, 2005 - US$ 200,704 thousand - R$ 471,734).

In August 2004, the Company obtained funds in the amount of US$ 50,000 thousand as prepayment of exports. In addition to the foreign exchange variation, these funds bear annual interest of 3% plus 6-month LIBOR up to January 2005 and 3-month LIBOR as from that date up to the final maturity, in October 2006. This contract will be amortized with exports between July 2004 and October 2006. The balance of this operation, as of September 30, 2005 was US$ 31,659 thousand - R$ 70,352 (June 30, 2005- US$ 37,948 thousand - R$ 89,194).

The Company has also other prepayments of export operations, the outstanding balance of which amounts to US$ 48,474 thousand - R$ 107,719 at September 30, 2005 (June 30, 2005 - US$ 56,677 thousand - R$ 133,214). These transactions will settled at various dates through January 2008. In addition to the exchange variation, the amounts bear annual interest at 1.55% to 3.00% above LIBOR.

(c) Medium-Term Notes ("MTN") program

In July 2003, Braskem implemented a MTN Program of US$ 500,000 thousand. On December 16, 2003, the Company’s Board of Directors authorized an increase in the total of the program to US$ 1 billion and an extension in term from five to ten years.

The balances at September 30, 2005 are shown below:

			US$ thousand		R$ thousand

	Annual
Issues	Interest	Maturity	Sep/05	Jun/05	Sep/05	Jun/05

2nd Tranche	9.25%	10/28/2005	65,000	65,000	144,443	152,776
3rd Tranche	12.50%	11/05/2008	275,000	275,000	611,105	646,360
4th Tranche	11.75%	01/22/2014	250,000	250,000	555,550	587,600

			590,000	590,000	1,311,098	1,386,736

	Interest accrued				57,884	49,499

	Balance at September 30				1,368,982	1,436,235

(d) FINAME, BNDES, BNB and FINEP

These loans relate to various transactions aiming at increasing production capacity, as well as environmental programs, operating control centers, laboratory and waste treatment stations. Principal and charges are payable monthly up to June 2016.

In June 2005 a further credit line from BNDES (National Bank for Economic Development) was approved, in the amount of R$ 384,600, and the first tranche of R$ 100,789 was released on July 27, 2005.

(e) Acquisition of shares

This loan refers to the acquisition from BNDESPAR of one billion shares of Copene Participações, effected in September 2001, by the merged company Nova Camaçari Participações S.A. (“Nova Camaçari”). The loan principal is payable in full in August 2006. The principal bears interest of 4% p.a. and TJLP, due annually as from August 2002.

(f) Project financing

In March and September 2005, the Company obtained loans in Japanese currency from Nippon Export and Investment Insurance ("NEXI"), in the amount of YEN 5,256,500 thousand – R$ 136,496 and YEN 6,628,200 thousand – R$ 141,529, respectively, to finance several investment projects, including the Program “Braskem +”. These loans bear annual interest of 0.95% above the Tokyo Interbank Rate (TIBOR) plus exchange variation, payable semiannually.

The principal will be paid in 11 installments as from March 2007, and final maturity will occur in June 2012. The financing contracts include an insurance that guarantees 95% of commercial risks and 97.5% of political risks.

As part of its risk management policy (Note 21), the Company signed swap contracts in the total amount of these debts, changing the annual financial charges to 101.59% of CDI for the tranche released in March 2005 and 103.98% of CDI and 104.29% of CDI for the tranche released in September 2005. The swap contract was signed with a prime foreign bank and its maturity, currencies, rates and amounts are perfectly matched to the debt contracts. The result of this contract is recorded in “monetary variation of financing” (Note 22).

(g) Repayment and guarantee schedule

Long-term loans mature as follows:

	Sep/05	Jun/05

2006	96,413	354,617
2007	562,991	1,190,169
2008	809,891	720,980
2009	136,146	50,034
2010 and thereafter	1,642,730	1,048,755

	3,248,171	3,364,555

In the case of short-term loans, the Company has given security such as trade bills receivable and promissory notes.

Long-term loans are secured by liens on fixed assets, shares, shareholders endorsements, bank guarantees and promissory notes. Certain long-term operations are guaranteed by Surety Bonds and mortgages of the Company's industrial plants.

15 Debentures

(a) 10th public issue

On October 1, 2001, the Company carried out the issue and sale of two series of the 10th issue of non-convertible debentures, being 4,108 of the 1st series and 2,142 of the 2nd series, totaling R$ 625,000.

In January 2004, the Company redeemed 2,289 debentures of the 1st series and 945 debentures of the 2nd series, while the rest of both series was redeemed on September 30, 2004. All such debentures were cancelled.

(b) 1st private issue

On May 31, 2002, the merged company OPP Produtos Petroquímicos S.A. ("OPP PP") issued 59,185 convertible debentures. These debentures were fully purchased by Odebrecht S.A., which subsequently transferred their title to ODBPAR. These debentures have the following characteristics:

Single series

Unit face value:	R$ 10
Final maturity date:	July 31, 2007
Remuneration:	TJLP variation plus interest of 5% p.a.

ODBPAR has the option to convert these debentures into Class "A" preferred shares at any time. The payment of the principal and interest will only occur on their final maturity date. There is no partial or total redemption clause allowing payments before this date. At September 30, 2005, the transaction balance amounted to R$ 964,440 (June 30, 2005 – R$ 930,752).

(c) 11th public issue

The Company's Extraordinary Shareholders’ Meeting held on November 19, 2003 approved the 11th public issue of debentures, not convertible into shares. On December 1, 2003, a single series of 12,000 thousand debentures was issued in the total amount of R$ 1.2 billion, with subscriptions on January 16 and February 2, 2004. Their characteristics are as follows:

Single series

Unit face value:	R$ 100.00
Final maturity date:	December 1, 2007
Repayment of face value:	36 monthly equal and successive installments, as from
January 1, 2005
Remuneration:	CDI + interest of 4.5% p.a.
Payment of remuneration:	1st day of each month, as from January 2004

On November 3, 2004, the Company carried out the early redemption of all debentures of this issue, as permitted by Clause 5.19 of the Deed of Issue. After redemption the debentures were cancelled.

(d) 12th public issue

The Extraordinary Shareholders’ Meeting held on June 15, 2004 approved the issue of 3,000 debentures, non-convertible into shares, totaling R$ 300,000. The debentures were subscribed and paid up on September 29, 2004, and have the following characteristics:

Single series

Unit face value:	R$ 100
Final maturity date:	June 1, 2009
Repayment of face value:	Single installment on the final maturity date
Remuneration:	117% of CDI
Payment of remuneration:	Semiannually as from December 1, 2004

To guarantee the compliance with the obligations of these debentures, the Company constituted a pledge on pre-indexed credit rights. At September 30, 2005, the transaction balance was R$ 322,296 (June 30, 2005 – R$ 305,313).

(e) 13th public issue

The Board of Directors, at a meeting held on April 13, 2005, approved the issue of 30,000 simple, non-convertible, unsecured debentures, in a single series, for a total of R$300,000. These debentures were subscribed and paid up on June 30, 2005 and have the following characteristics:

Single series

Unit face value:	R$ 10
Final maturity date:	June 1, 2010
Repayment of face value:	Single installment upon maturity
Remuneration:	104.10% of CDI
Payment of remuneration:	Semiannually, as from December 1, 2005

The transaction balance amounted to R$ 319,760 at September 30, 2005 (June 30, 2005 - R$ 304,723).

The movement on the debentures can be summarized as follows:

	Sep/05	Jun/05

At January 1	1,172,839	1,172,839
Financial charges	164,826	99,118
Issue	300,000	300,000
Amortization	(31,169)	(31,169)

At the end of the period	1,606,496	1,540,788

Less: Current liabilities	(42,056)	(10,036)

Long-term liabilities	1,564,440	1,530,752

16 Taxes and Contributions Payable – Long-term Liabilities

		Sep/05	Jun /05

IPI credits offset
IPI – export credit	(i)	493,796	482,924
IPI – zero rate	(ii)	300,294	291,047
IPI – consumable materials and property, plant
and equipment		36,884	36,018

Other taxes and contributions payable
PIS/COFINS – Law 9.718/98	(iii)	276,491	279,336
Education contribution, SAT and INSS		32,086	30,843
PAES-Law 10.684/03	(iv)	44,790	46,428
Other		2,743	2,270

		1,187,084	1,168,866

The Company is questioning in the courts some changes in Brazilian tax law, defending – among other claims – its entitlement to Manufactured Products Tax (IPI) credits originating from the purchase of goods and from product exports. In relation to contingent IPI credits, which had been offset against several federal tax debts, the Company recorded amounts equivalent to the offsets as liabilities to eliminate the contingent gains, and provided for interest on these liabilities at the SELIC benchmark rate. The Company has not recorded tax credits that could be considered to be realizable contingent assets.

(i) IPI Tax credit on exports (Crédito-Prêmio)

This credit refers to lawsuits for court recognition of the IPI credit ("crédito-prêmio") introduced by Decree-law 491/69 as an incentive to manufactured product exports.

The Company and the merged company Nitrocarbono filed a motion for writ of mandamus in September 2003, and the resulting court decision granted an entitlement to these credits for a five-year period preceding the filing date, which may be offset against all taxes administered by the Federal Revenue Office. The Federal Government lodged an appeal, which is pending judgment by the TRF, 1st Circuit.

OPP Química obtained a court decision holding the case partially valid, authorizing this merged company to offset such tax credit against federal tax debts for the units located in Rio Grande do Sul. This decision was overturned by the TRF, 4th Circuit. Special and extraordinary appeals were then lodged by the Company, and are pending judgment by the Superior Court of Justice (STJ) and the Federal Supreme Court (STF), respectively.

The merged company Trikem, in its São Paulo unit, filed a motion for writ of mandamus on these same grounds. This case is pending judgment by first-instance courts.

The merged companies OPP Química and Trikem, in their Bahia industrial units, filed a civil action on these same grounds. The case was held invalid, and the Company appealed against this unfavorable decision. This appeal is pending judgment by the TRF, 1st Circuit.

The merged company Trikem, in its Alagoas units, filed a motion for writ of mandamus over this same matter. A mandamus was granted and entitlement to this tax credit on exports was granted for a 10-year period prior to the filing date. The TRF, 5th Circuit upheld this favorable decision, but reduced this time span to five years. Special and extraordinary appeals lodged against this ruling are pending judgment by the STJ and STF, respectively.

The outside legal counsel of the Company believe that the chances of success with respect to the IPI tax credit ("crédito-prêmio") itself and the effects of monetary restatement (recovery of understated inflation indexes, monetary restatement and accrual at the SELIC benchmark rate) are good, despite the unfavorable rulings recently rendered by the STJ.

(ii) IPI – Zero Rate

The merged companies OPP Química and Trikem have filed legal actions in the States of São Paulo, Bahia and Alagoas, claiming IPI tax credits from the purchase of raw materials and inputs that are exempt, non-taxed or taxed at a zero rate.

An injunctive relief was denied to the lawsuit underway in São Paulo, but the TRF, 3rd Circuit granted staying effects and recognized the Company’s entitlement to the tax credit. A first-instance decision is pending.

The TRF, 1st Circuit ruled favourably for the lawsuit lodged in Bahia, and the Federal Government filed special and extraordinary appeals against the decision. The special appeal was not accepted by both the TRF and the STJ, and the extraordinary appeal is pending judgment by the STF.

Finally, the Alagoas case obtained a favorable judgment from the TRF, 5th Circuit, but a formal defect in this judgment caused the STJ to remand the case to the TRF for the correction of this defect. The case is at the STJ pending judgment on the Company’s motion for clarification.

(iii) PIS/COFINS - Law 9,718/98

The Company has brought a number of lawsuits to challenge the constitutionality of the changes deriving from Law 9,718/98, which, in practice, increased the value of the PIS and COFINS social contributions as from February 1999, as described below:

  COFINS – the rate escalated from 2% to 3%, and the tax base was expanded to almost all corporate income, besides the sale of goods and services;

  PIS – expansion of the tax base as in COFINS.

As for the period after December 2002 (when Law 10,637/02 came into effect), all discussions over the constitutionality of the PIS tax base (Law 9,718/98) became void, due to the new non-cumulative system adopted for this tax. Similarly, after February 2004, when Law 10,833/03 came into force, the discussions over the COFINS tax base became void as well. As from such dates, the Company started paying these contributions as prescribed by legislation, without prejudice to claims related to past periods.

As court disputes are still valid for the period while Law 9,718/98 was in effect, the status of each case is as follows:

.. The Company brought a lawsuit alleging that the COFINS tax base expansion in March 1999 was unconstitutional. An injunctive relief only authorized a judicial deposit of the amount under dispute. A writ of mandamus was eventually granted, but the TRF, 1st Circuit overturned the first-instance decision. The Company lodged an extraordinary appeal, which is pending judgment by the STF. Judicial deposits relating to the COFINS tax base expansion were made up to January 2004 amounting to R$ 39,056.

.. The Company filed a motion for writ of mandamus challenging the constitutionality of the PIS tax base expansion in March 1999. A writ of mandamus was issued, but the TRF, 1st Circuit overturned this decision. The Company lodged an extraordinary appeal with the STF. As this appeal was not admitted by the TRF, 1st Circuit, the Company lodged an interlocutory appeal that is pending judgment by the STF.

.. The Company filed a lawsuit for non-payment of COFINS at a rate of 3%, in October 2001. A writ of mandamus was rejected, and the Company appealed this decision, which is pending judgment by the TRF, 1st Circuit.

.. The merged companies OPP Química and Trikem brought a lawsuit together with other companies, challenging the lawfulness and constitutionality of the COFINS tax base expansion. This case was held valid, and the Federal Government appealed this decision. The case is pending judgment by the TRF, 1st Circuit. In August 2003, the merged company Trikem opted for voluntary dismissal of the case as regards the tax rate increase, and qualified for PAES (Note 16(iv)) for payment of its tax liabilities in installments.

.. The merged companies OPP Química and Trikem, along with other companies, filed a motion for writ of mandamus challenging the lawfulness and constitutionality of the PIS tax base expansion in July 1999. A writ of mandamus was entered, but the TRF, 1st Circuit overturned this decision. An extraordinary appeal lodged against this ruling is pending judgment by the STF. After distribution of the extraordinary appeal, an incidental motion for writ of prevention was lodged at the STF to suspend payment of PIS on the expanded tax base. The writ of prevention was granted, and the extraordinary appeal is pending judgment.

Based on those court orders, OPP Química was released from paying or depositing any amounts relating to the tax increases introduced by Law 9,718/98 up to its merger into the Company. Besides the increase in the COFINS rate, in which there was a motion for partial voluntary dismissal of the action, the merged company Trikem is in the same situation as OPP Química.

Finally, it should be noted that the Full Bench of STF restarted its judgment on the COFINS tax base increase introduced by Law 9,718/98, and the chances of success have substantially improved after the favorable opinions delivered by the STF justices to date.

(iv) Special Installment Program (PAES) - Law 10,684/03

Federal Law No. 10,684 was published on May 30, 2003, instituting the PAES program which offers taxpayers that have liabilities with the Federal Revenue Office or the National Treasury Attorney’s Office (past-due tax liabilities which have already been acknowledged or are being challenged in court) the possibility of paying their overdue debts as at February 28, 2003 in up to 180 monthly successive installments.

Among other benefits, this legislation provides for a 50% reduction in the default fine as well as the adoption of the Long-Term Interest Rate (TJLP) for restatement of installments (replacing the SELIC rate, which is usually higher).

In August 2003, the merged company Trikem opted to file for voluntary dismissal of its lawsuit against the COFINS rate increase, thus qualifying for the more favorable payment conditions under the PAES program. The amount due is being paid in 120 monthly installments, and this option was confirmed upon payment of the first installment on August 31, 2003. At September 30, 2005 the outstanding debt was R$ 51,345, of which R$ 6,555 was classified in current liabilities and R$ 44,790 in long-term liabilities (June 30, 2005 – R$ 53,529, of which R$ 7,101 in current liabilities and R$ 46,428 in long-term liabilities).

17 Income Tax and Social Contribution on Net Income

(a) Current taxes

	Sep/05	Sep/04

Income before income tax	866,827	276,077

Adjustments to income for the period
Permanent additions	22,943	18,189
Temporary additions	197,465	166,943
Permanent exclusions	(162,216)	(152,713)
Temporary exclusions	(634,010)	(54,475)

Taxable income before offset of tax losses	291,009	254,021
Offset of tax losses (30%)	(87,303)	(76,207)

Taxable income for the period	203,706	177,814

Income tax (15%) and additional (10%)	50,909	44,454

Other	(941)	8,107

Income tax expenses from changes in net assets
derived from the merger of:
Trikem		1,283

Income tax expense	49,968	53,844

From the income tax expense, R$ 41,519 is covered by the exemption/reduction benefit (Note 18(a)) (September 30, 2004 - R$ 29,167).

(b) Deferred income tax

(i) Composition of deferred income tax

In accordance with the requirements of CVM Deliberation 273/98, which approved the IBRACON pronouncement on the recognition of income tax, as well as CVM Instruction 371/02, the Company recorded the following deferred income tax balances:

Composition of deferred income tax:	Sep/05	Jun/05

Tax losses available for offset	451,822	446,520

Goodwill amortized in accounting records on investments in
merged companies	155,561	159,960
Goodwill amortized in accounting records on permanent investments	659,406	620,588
Temporarily nondeductible expenses	1,239,371	1,213,616

Calculation basis of deferred income tax assets	2,506,160	2,440,684

Deferred income tax determined (25%)	626,540	610,171

Unrecorded portion of deferred income tax assets	(360,225)	(343,745)

Deferred income tax assets	266,315	266,426

Changes:

Opening balance for the period	301,527	301,527
Realization of deferred income tax on tax losses	(21,983)	(23,309)
Write-off of deferred income tax on amortized goodwill
on merged companies	(3,300)	(2,200)
Deferred income tax on temporary provisions	(9,929)	(9,592)

Closing balance for the period	266,315	266,426

Deferred income tax liabilities:

Opening balance for the period	(9,115)	(9,115)
Deferred income tax on unrealized
exchange variations	(106,322)	(85,122)
Realization of deferred income tax	442	294

Closing balance for the period	(114,995)	(93,943)

Deferred income tax in statement of operations	(141,092)	(119,929)

Deferred income tax assets and liabilities, arising from tax losses and temporary differences, are recognized in the accounting records taking into consideration the probable realization of these assets and liabilities, based on the projection of future results prepared utilizing internal assumptions and future economic scenarios, which, therefore, could change.

(ii) Estimated realization period for deferred income tax assets

In addition to the positive results arising from the corporate restructuring (Note 1(b)), the Company prepared, for the base date December 31, 2004, a plan with the expected future taxable income determined by projections and feasibility studies based, principally, on price, exchange rate, interest rate, market growth assumptions, as well as other variables relevant to the Company's performance, which were considered in the Company’s business plan. This plan shows the following estimates for the realization of deferred income tax assets on tax losses and temporary differences:

Expected annual realization of deferred income tax on tax losses:

2005	95,860
2006	39,078

134,938

Expected realization of deferred income tax on temporary differences:

Based on taxable income generation projections, calculated for the base date December 31, 2004, the estimate of the realization of the balance of deferred income tax asset related to the amortization of goodwill on investments in merged companies recognized in the accounting records, considering the tax realization projection over ten years, will be as follows:

2005	4,383
2006	4,383
2007	4,383
2008	4,383
2009	4,935
2010	4,935
2011	4,906
2012	2,623
2013	1,055
2014	1,054

37,040

The portion of goodwill on investments in merged companies amortized in the accounting records, the realization of which will be made over a period greater than 10 years (December 31, 2004 - R$ 20,596), as well as goodwill amortized in the accounting records on permanent investments (December 31, 2004 - R$ 629,572), the tax realization of which over the following ten years is uncertain, were not considered in the recognition of the deferred income tax asset.

As regards temporarily nondeductible expenses, deferred income tax was recognized only on expenses recorded with respect to taxes challenged in courts (December 31, 2004 - R$ 253,542) and other operating nondeductible provisions (December 31, 2004 - R$ 264,654). The nondeductible provisions recorded on permanent investments and other provisions (December 31, 2004 - R$ 742,822), the tax realization of which over the following ten years is uncertain, were not considered in the calculation basis of the deferred income tax asset. It is estimated that the balance of deferred income tax arising from other temporary provisions (December 31, 2004 - R$ 129,549) will be realized within up to ten years, also based on Company projections and the expected outcome of tax matters being discussed in courts.

It should also be noted that the assets recorded are limited to amounts the offset of which within up to ten years is supported by taxable income projections, discounted to present values, and also consider the limitation for the offset of tax losses to 30% of income for the year before income tax and income tax exemption and income tax reduction benefits.

As the tax basis for income tax does not arise only from the income that can be generated but also untaxed revenues, nondeductible expenses, tax incentives, and other variables, there is no direct relation between the Company’s net income and income tax results. Accordingly, the expected use of tax credits must not be taken as an indication of the Company’s future net income.

(iii) Deferred income tax on exchange variations

Pursuant to Article 30 of Provisional Measure 2.158 -35/00, the Company records taxes on exchange variations on credit rights and liabilities in foreign currency on the cash basis.

(c) Social Contribution of net income (CSL)

In view of the discussions over the constitutionality of Law 7.689/88, the Company and its merged companies OPP Química and Trikem filed a civil lawsuit against payment of CSL.

The TRF, 1st Circuit, had expressly recognized the unconstitutionality of this tax, and the decisions favorable to the Company and its merged companies became final and conclusive. However, the Federal Government filed a rescission action against the decisions on the Company’s and Trikem’s lawsuits, arguing that the Full Bench of STF ruled in favor of the constitutionality of this tax except for 1988, after the final decision in favor of these companies. As the Federal Government did not file a rescission action in the case of OPP Química, the first final and conclusive decision remained in force.

The rescission action filed by the Federal Government was held valid in the first and second instances, but tax payments are still on hold. Currently, appeals to the rescission action are pending judgment by the STF and STJ.

Based on the STF decision referred to above, the Federal Revenue Office has issued tax infraction notices against the Company and its merged companies, and administrative defenses have been filed against such notices.

Based on the opinion of its outside legal counsel, the Company believes that the following is likely to occur: (i) the courts will eventually release the Company from paying this tax; and (ii) even if the rescission action is held valid, it cannot be applied retrospectively to enactment of the law. These are the reasons why the Company has constituted no provisions for this tax.

If retrospective collection is required (contrary to the opinion of the Company’s outside legal counsel), the Company believes that the possibility of imposing a fine is remote. Accordingly, the amount payable, restated based on the SELIC benchmark rate, would be R$ 563,000 (June 30, 2005 – R$ 552,000), net of fine.

18 Tax Incentives

(a) Corporate income tax (IRPF)

From calendar year 2002 through 2011, the Company is entitled to reduce by 75% the income tax on the profit from the sale of basic petrochemicals and utilities. The polyethylene and PVC plants at Camaçari are entitled to this same tax benefit up to 2011 and 2013, respectively. The PVC plant in Alagoas is exempt from income tax on the results of its industrial operations until 2008.

Productions of caustic soda, chloride and ethylene dichloride enjoy the benefit of the decrease of 75% of the income tax rate, up to 2012.

At the end of each year, in the case of taxable profit resulting from the benefited operations, the amount of the income tax exemption or reduction is credited to a capital reserve, which can only be used to increase capital or absorb losses. For the period ended September 30, 2005, the incentive covered R$ 41,519 (September 30, 2004 – R$ 29,167) of the income tax payable by the Company.

On December 14, 2004, the Board of Directors approved the appropriation of R$ 463,281 from the tax incentive reserve to absorb accumulated losses.

(b) Value-added tax (ICMS)

The Company has ICMS tax incentives granted by the State of Rio Grande do Sul and Alagoas, through the Company Operation Fund (FUNDOPEM) and the State of Alagoas Integrated Development Program (PRODESIN) with the purpose of fostering the implementation and expansion of industrial facilities in the State. This incentive is determined based on approval projects and percentages of the amounts of tax payments expected. The incentive recorded for the period of nine months ended September 30, 2005 was R$ 6,171 (September 30, 2004 – R$ 2,262).

19 Shareholders’ Equity

(a) Capital

At September 30, 2005, subscribed and paid-up capital was R$ 3,402,968 and comprised 120,860,099 common, 240,860,356 Class “A” preferred and 803,066 Class “B” preferred shares, all nominative and with no par value. On that date, authorized capital comprised 488,000,000 shares, of which 175,680,000 are common, 307,440,000 are Class “A” preferred, and 4,880,000 are Class “B” preferred shares.

In January 2004, due to the merger of Trikem (Note 1(b)), capital was increased by R$ 304,596 to R$ 2,192,018, through the issue of 8,136,165,484 Class “A” preferred shares.

In September 2004, in accordance with the Global Offer (Note 1(c)), the Company increased its capital in the amount of R$ 1,210,950, through the issue of 13,455,000,000 Class “A” preferred shares, at the price of R$ 90.00 per thousand shares in Brazil and US$ 31.38 overseas. Accordingly, capital totaled R$ 3,402,968.

On January 15, 2004, in order to maintain the minimum limit related to the proportion between common and preferred shares, in accordance with Brazilian Corporate Law, before the merger of Trikem, the conversion of 121,948,261 Class “A” preferred shares into common shares was approved at the Extraordinary General Meeting. Accordingly, on September 17, 2004, before the completion of the Global Offer, the conversion of 4,484,963,007 Class “A” preferred shares into common shares was approved at the Extraordinary General Meeting.

From September 2004 to March 2005, in accordance with Article 6 of the by-laws, the conversion of 28,313,178 Class “B” preferred shares into 14,156,589 Class “A” preferred shares was carried out. Accordingly, at March 31, 2005, before the approval of the share grouping (Note 1(d)), capital comprised 30,215,024,848 common shares, 60,215,051,485 Class “A” preferred shares and 200,841,622 Class “B” preferred shares.

For the period ended September 30, 2004, earnings per share was determined based on the total number of shares then issued. Taking into consideration the share grouping approved on March 31, 2005, earnings per share would be R$ 0.5733.

(b) Share rights

Preferred shares are not convertible into common shares and do not carry voting rights, but they have priority to a minimum non-cumulative annual dividend of 6%, depending on the availability of income for distribution. Only Class “A” preferred shares have equal participation with the common shares in the remaining income, and this right exists only after the payment of dividends to the holders of preferred shares. Only Class “A” preferred shares have equal rights with the common shares to receive stock dividends arising from the capitalization of other reserves. Class “B” preferred shares, subsequent to the expiration of the period of non-transferability established in special legislation, may be converted into Class “A” preferred shares at any time, at the ratio of two Class “B” preferred shares for one Class “A” preferred share.

In the event of liquidation of the Company, the Class “A” and “B” preferred shares have priority to capital reimbursement.

All shareholders are assured an annual dividend of not less than 25% of the net income of each year, calculated in accordance with Brazilian Corporate Law.

As defined in the Memorandum of Understanding and Shareholders' Agreement, the Company must distribute dividends of a percentage not less than 50% of available net income of each year, as long as the remaining reserves are sufficient to support efficient operations and business development.

Pursuant to the Eurobonds and MTN contract terms (Notes 14(a) and (c)), the payment of dividends, interest on capital or any other profit sharing amounts is limited to 50% of net income for the year, or 6% of the face value of Class “A” and “B” preferred shares, whichever is higher.

(c) Treasury shares

At the end of the period, treasury stock comprised 467,347 Class “A” preferred shares.

(d) Appropriation of net income

In accordance with the Company’s by-laws, net income for the year, adjusted as provided by Law 6.404/76, will be appropriated as follows: (i) 5% for constitution of the legal reserve, not exceeding 20% of capital; (ii) 25% for payment of non-cumulative mandatory dividends, observing the legal and statutory advantages of the preferred shares. When the priority dividend amount paid to the preferred shares is equal to or higher than 25% of the net income for the year, calculated in accordance with Article 202 of Brazilian Corporate Law, the full payment of the mandatory dividend is considered to have been carried out. If there is a remaining mandatory dividend after the payment of the priority dividend, it will be used as follows: i) in the payment to common shares of a dividend up to the limit of the priority dividend of preferred shares; ii) if there still is a remaining balance, in the distribution of an additional dividend to common shares and Class “A” preferred shares, under the same conditions, so that each common share or preferred share of this class receives the same dividend.

At the Ordinary General Meeting held on March 31, 2005, the appropriation of R$ 204,178 of net income for the year was approved, as follows: (i) R$ 170,000 distributed as interest on capital as approved by the Board of Directors meeting held on December 14, 2004 and by the Executive Board meeting held on December 31, 2004; and (ii) R$ 34,178 as dividends. The payment of interest on capital and dividends started on April 12, 2005.

Interest on capital was determined based on the shareholding position at December 31, 2004, applying such amount to priority and mandatory dividends for 2004, as prescribed by Law 9,249/95 and Article 44, § 6 of the by-laws.

(e) Statement of changes in shareholders’ equity

		Capital reserves		Revenue reserves

		Tax			Retention	Treasury	Retained
	Capital	incentives	Other	Legal	of profits	shares	earnings	Total

At January 1, 2005	3,402,968	344,225	557	34,634	454,551	(1,905)		4,235,030

Tax incentives		47,691						47,691
Net income for the period							675,767	675,767

At September 30, 2005	3,402,968	391,916	557	34,634	454,551	(1,905)	675,767	4,958,488

20 Contingencies

(a) Employees’ collective agreement – Clause 4

The Petrochemical, Plastics, Chemicals and Related Companies Employees Union in the State of Bahia (SINDIQU¥MICA) and the Employers’ Association of the Petrochemical and Synthetic Resins Industries in the State of Bahia (SINPEQ) are disputing in court the validity of a wage and salary indexation clause contained in the collective bargaining agreement ("convenção coletiva de trabalho"), considering the matter of public policy involved, namely, the adoption of an economic plan in 1990 that put a limit on wage adjustments. The Company operated plants in the region in 1990, and is a member of SINPEQ. The employees’ labor union seeks retrospective adjustment of wages and salaries. In December 2002, the STF entertained an appeal from SINPEQ and affirmed a previous decision from the Superior Labor Court (TST), determining that an economic policy legislation should prevail over collective bargaining agreements and, as such, no adjustment was due. SINDIQUIMICA appealed this decision. In June 2003, after two STF justices had rendered an unfavorable opinion, judgment was suspended. It was reinstated in May 31, 2005, when the appeal was rejected by unanimous opinion. This decision is pending publication.

Based on the opinion of the Company’s outside legal counsel, Management believes in a favorable outcome for the companies, and no amount was, therefore, provided for in connection with this case.

(b) Preferred shareholders

Some holders of Class “B” preferred shares issued by the Company under a tax incentive program claim that they are entitled to profit distribution on a par with the holders of common and Class “A” preferred shares. One of these lawsuits was judged unfavorably against the Company, which prompted Braskem to file a rescission action to annul this unfavorable ruling; as a result, the courts entered an injunctive relief suspending the enforcement of this award until a final and conclusive decision were eventually rendered in the rescission action. On December 11, 2003, the Bahia State Court of Justice held Braskem’s rescission action to be fully valid, annulling the previous judgment handed down by this same court and rejecting the pleadings of shareholders on account of an express breach of special laws. In June 2004, the shareholders filed a special appeal (recurso especial) at the Superior Court of Justice (STJ), but it was not accepted by resolution of the Chief Justice of the Bahia State Court of Justice in November 2004; as a result, the shareholders appealed this decision once again at the STJ. In September 2005, after discussions over the timeliness of the shareholders’ special appeal, it was accepted for consideration by the STJ. The Company’s legal counsel believes that the chances of success in this case are high, notably because the Company’s position is backed by legal opinions from renowned jurists and by court rulings on this specific issue.

(c) Other litigation of the Company

The Company is the defendant in civil lawsuits filed by a former caustic soda distributor, totaling R$ 172,890 on September 30, 2005. This former distributor seeks redress of damages caused by the Company’s alleged non-fulfillment of the distributor agreement. In reliance on the opinion of outside legal counsel representing the Company in these lawsuits, Management believes that the cases are likely to be rejected, and for this reason the amount has not been provided for.

In the 2nd quarter of 2005, the Petrochemical and Chemical Companies Employees’ Union in Triunfo (RS) and Camaçari (BA) lodged labor actions claiming overtime payment. The proper defense has been filed in these lawsuits and the Management does not expect any loss at the end of the judgments.

As of September 30, 2005, the Company is the respondent in approximately 1,200 labor claims, including those mentioned above, totaling approximately R$ 133,004 (June 30, 2005 - R$ 126,618). Based on the opinion of outside legal counsel, most of these labor claims are likely to be judged favorably to the Company and, for this reason, no amounts were provided for in this respect. A provision of R$ 7,930 has been recorded by the Company for the cases considered as probable losses.

21 Financial Instruments

(a) Risk management

Since the Company operates in the national and international markets, obtaining funds for its operations and investments, it is exposed to market risks mainly arising from changes in the foreign exchange and interest rates. The bank accounts, financial investments and other accounts receivable are subject to credit risk. The Company has developed policies and procedures for risk evaluation, report preparation and mathematical models for the monitoring of these risks and possible use of derivatives to decrease these risks.

To cover the exposure to market risk, the Company utilizes various types of currency hedges, some involving the use of cash. The most common types which use cash, as utilized by the Company, are financial applications abroad (certificates of deposit, securities in U.S. dollars, foreign mutual funds, time deposits and overnight deposits) and put and call options. The types of currency hedge which do not involve the use of cash are swaps of foreign currency for CDI and forwards.

To hedge its exposure to exchange and interest risks arising from loan and financing agreements, the Company adopted, as from December 31, 2001, the following methodology: hedging of the principal and interest (on a consolidated basis), falling due in the next 12 months for, at least, (i) 60% of the debt linked to exports (trade finance), except for Advances on Exchange Contracts ("ACCs") of up to six months and Advances on Export Contracts ("ACEs"); and (ii) 75% of the debt not linked to exports (non-trade finance).

(b) Exposure to foreign exchange risks

The Company has long-term loans and financing to finance its operations, including cash flows and project financing. Part of the long-term loans is denominated in foreign currencies (Note 14).

(c) Exposure to interest rate risks

The Company is exposed to interest rate risks on its debt. The debt in foreign currency, bearing floating interest rates, is mainly subject to LIBOR variation, while the domestic debt, bearing floating interest rates, is mainly subject to fluctuations in the Long-term Interest Rate (TJLP) and the Interbank Deposit Certificate (CDI) rate and the IGPM inflation index.

(d) Exposure to commodities risks

The Company is exposed to fluctuations in the price of several petrochemical commodities, especially its main raw material, naphtha. Since the Company seeks to transfer to its own selling prices the effect of price changes in its raw material, arising from changes in the naphtha international quotation, part of its sales may be carried out under fixed-price contracts or contracts stating maximum and/or minimum fluctuation ranges. Such contracts are commercial agreements or derivative contracts relating to future sales.

(e) Exposure to credit risk

The operations that subject the Company to concentration of credit risk are mainly bank accounts, financial investments and other accounts receivable, exposing the Company to the risk of the financial institution involved. In order to manage the credit risk, the Company keeps its bank accounts and financial investments with large financial institutions.

In relation to customer credit risk, the Company protects itself by performing detailed analyses before granting credit and by obtaining real and personal guarantees, when considered necessary.

(f) Market value of derivative instruments

To determine the estimated market value of financial instruments, the Company uses quotations for reverse transaction or public information available in the financial market, as well as valuation methodologies generally accepted and utilized by counterparties. These estimates do not necessarily guarantee that such operations could be realized in the market at the indicated amounts. The use of different market information and/or valuation methodologies could have a significant effect on the estimated market value.

22 Financial Income (Expenses)

	Sep/05	Sep/04

Financial income (expenses)
Interest income	90,582	126,121
Losses on derivative transactions	(21,859)	(5,381)
Exchange variation results, net	487,796	(141,170)
Interest on financing	(267,916)	(452,926)
Monetary variation on financing	(174,796)	(351,259)
Monetary and interest variation on taxes and suppliers	(104,017)	(72,852)
Taxes on financial transactions	(73,243)	(91,149)
Vendor transactions	(82,636)	(55,477)
Financial discounts granted	(21,029)	(32,998)
Other	(17,712)	10,955

	(184,830)	(1,066,136)

23 Other Operating Income and Expenses

	Sep/05	Sep/04

Income (expenses)
Rental of facilities	19,489	16,793
Sale of sundry materials	9,940	9,105
Other operating income, net	8,165	4,588

	37,594	30,486

24 Insurance Coverage

The Company has a broadly-based risk management program designed to provide cover and protection for all assets, as well as possible losses caused by production stoppages, through an "all risks" insurance policy. This policy establishes the amount for maximum probable damage, considered sufficient to cover possible losses, taking into account the nature of the Company’s activities and the advice of insurance consultants. At September 30, 2005, insurance coverage for inventories, property, plant and equipment, and loss of profits of the Company amounted to R$ 4,214,629 per claim, while the total of insured assets amounted to R$ 9,862,290.

25 Shares Traded Abroad - NYSE and LATIBEX

(a) American Depositary Shares (ADS) Program

The Company’s ADSs are traded on the New York Stock Exchange (NYSE) with the following characteristics:

.. Type of shares: Class “A” preferred.
.. Each ADS represents 2 shares, traded under the symbol “BAK”.
.. Foreign Depositary Bank: The Bank of New York (“BONY”) – New York branch.
.. Brazilian Custodian Bank: Banco Itaú S.A.

(b) LATIBEX

The Company's Class “A” preferred shares are traded on LATIBEX, the market for Latin American Companies quoted in Euros at the Madrid Stock Exchange. The shares are traded under the symbol "XBRK" and the Brazilian Custodian Bank is Itaú S.A. LATIBEX has adjusted and altered the process for quotation and trading to comply with the new standards adopted by Bovespa. Accordingly, as from May 16, 2005, the shares are traded in units.

26 Private Pension Plans

The actuarial obligations relating to the pension and retirement plans are accrued in conformity with the procedures established by CVM Deliberation 371 of December 13, 2000.

The formation of Braskem (Note 1 (b)) involved the integration of six sponsoring companies and three different pension plans managed by Fundação PETROBRAS de Seguridade Social - PETROS ("PETROS"), PREVINOR - Associação de Previdência Privada ("PREVINOR") and ODEPREV - Odebrecht Previdência ("ODEPREV"). In addition to sponsoring different private pension plans, the Company has approximately 800 employees who do not participate in company-sponsored pension plans, as no new benefits were granted to employees since the inception of the Company.

Management ceased to provide benefits to new employees in order to devise a single, legitimate solution for all participants, with a view to protecting the plan participants’ financial assets.

Experts engaged by the Company recommended that ODEPREV be the only supplementary pension plan entity sponsored by the Company. Furthermore, employees who do not participate in the PETROS and PREVINOR plans were offered the opportunity of joining the ODEPREV plan, retroactively to August 16, 2002.

In early June 2005, the Company communicated to PETROS and PREVINOR its intended withdrawal as a sponsor effective June 30, 2005. As a result, the entities must prepare the actuarial calculations required to define participants’ reserves and any amounts to be contributed by the Company in order to settle prior pension plan commitments. Following the completion of actuarial calculations, the proposed withdrawal as a sponsor will be submitted to the approval of the National Superintendency for Supplementary Pension Plans (PREVIC), a Social Security Ministry department in charge of regulating and inspecting private pension plans.

Benefits to retired employees and pensioners will continue to be paid on a regular basis up to completion of the process.

(a) ODEPREV

The Company has a defined-contribution plan for its employees. The plan is managed by ODEPREV - Odebrecht Previdência which was set up by Odebrecht S.A. as a closed private pension entity. ODEPREV offers its participants, employees of the sponsoring companies, the Optional Plan, a defined-contribution plan, under which monthly and sporadic participant contributions and annual and monthly sponsor contributions are accumulated and managed in individual retirement savings accounts.

The Board of Trustees of ODEPREV defines each year, in advance, the parameters for contributions to be made by the participants and the sponsoring companies. With regard to the payment of benefits under the Optional Plan, the obligation of ODEPREV is limited to the total value of the quotas held by its participants and, to comply with the regulations for a defined-contribution plan, it will not be able to require any obligation or responsibility on the part of the sponsoring company to assure minimum levels of benefits to the participants who retire.

Currently, the active participants in ODEPREV total 2,102 (June 30, 2005 – 1,114).

Up to September 30, 2005, the sponsor’s and employees’ contributions amounted to R$ 3,611 (up to June 30, 2005 - R$ 2,923), and R$ 6,537 (up to June 30, 2005 - R$ 4,149), respectively.

(b) PETROS

Until June 30, 2005, the Company had a defined benefit plan for former COPENE and CQR – Companhia Química do Recôncavo employees. The plan was managed by PETROS and its main objectives were to: (i) supplement retirement benefits provided by the Government, and (ii) implement social assistance programs with the support of the sponsoring companies. The sponsoring companies and their employees pay monthly contributions to PETROS based on the employees' compensation.

In accordance with CVM Deliberation 371/2000, which approved NPC 26 of IBRACON - "Accounting for Employee Benefits", this pension plan was recently subject to an actuarial valuation on November 30, 2004. This actuarial valuation showed that the present value of liabilities exceeds the fair value of the plan by R$ 58,606. This amount is recorded in long-term liabilities under “Private pension plans”.

The plan amounts determined as of November 30, 2004 are as follows:

1 Present value of actuarial liabilities at the end of the period
Benefits to be granted (active employees)	96,279
Benefits granted (retired employees and pensioners)	236,700

332,979
2 Fair value of plan assets at the end of the period	277,646

3 Present value of liabilities in excess of assets (1) - (2)	55,333

4 Unrecognized net actuarial gain	3,273

Net actuarial liability (3) + (4)	58,606

Net expenses for the next 12 months
Service cost	7,279
Interest cost – benefits to be granted (active employees)	10,880
Interest cost – benefits granted (retired employees and pensioners)	25,610
Expected return of plan assets	(30,789)
Expected contributions of participants	(3,947)

9,033

At June 30, 2005, participants in PETROS comprised the following:

Active participants	743
Inactive participants	795

Total participants	1,538

Up to June 30, 2005, the sponsor’s and employees’ contributions to the plan totaled R$ 2,841 and R$ 1,791, respectively.

(c) PREVINOR

Until June 30, 2005, the Company had a defined contribution plan for employees from Nitrocarbono S.A. (“Nitrocarbono”) and Proppet S.A. (“Proppet”), managed by PREVINOR.

The principal objective of PREVINOR was to supplement retirement benefits provided by the Government. For this purpose, PREVINOR receives monthly contributions from the sponsors and participants, calculated actuarially based on the employees' monthly compensation.

In conformity with CVM Deliberation 371/2000, which approved NPC 26 of IBRACON - "Accounting for Employee Benefits", the pension plan sponsored by the Company was recently subject to an actuarial valuation on November 30, 2004. This actuarial valuation showed that the fair value of plan assets exceeds the present value of benefit liabilities by R$ 55. Since the rules of the defined-contribution plan do not state that this amount can be used to reduce future contributions of sponsors or be reimbursed, the Company did not record these assets.

At June 30, 2005, PREVINOR participants comprised the following:

Active participants	235
Inactive participants	26

Total participants	261

Until June 30, 2005, the sponsor’s and employees’ contributions to the plan totaled R$ 621 and R$ 354, respectively.

27 Raw Material Purchase Commitments

At September 30, 2005, the Company had contractual commitments with Petrobras and Copesul to purchase raw material in the form of contracted demand. Based on these contracts and the average purchase prices for the raw materials in September 2005, these contractual commitments are estimated as follows:

Year	Tons	R$

2005	903,550	1,235,041
2006	3,614,200	4,940,163
2007	3,437,600	4,572,966
2008	3,261,000	4,205,769
2009 and thereafter	796,500	1,656,131

	12,012,850	16,610,070

In addition to this, the Company has contracts for consumption of electric energy for its industrial plants located in the States of Alagoas, Bahia and Rio Grande do Sul. The minimum contractual commitment for consumption amounts to approximately R$ 102,300.

*           *           *

Supplementary information

Statement of cash flows for the periods ended September 30, 2005 and 2004

	Parent company		Consolidated

	Sep/05	Sep/04	Sep/05	Sep/04

Net income (loss) for the period	675,767	207,854	685,103	199,008
Adjustments for reconciliation of net income (loss)
Depreciation, amortization and depletion	588,470	517,377	640,195	594,074
Amortization of goodwill (negative goodwill), net	122,970	146,804	114,279	114,544
Interests in subsidiary and associated companies	(127,339)	(126,028)	(16,087)	(13,020)
Reversal (provision) for loss on investments	(41,101)	(32,034)
Tax incentives			(27,287)	(33,066)
Exchange variation on investments	(30,270)	15,848	(12,549)	6,207
Gains (losses) on interests in investments and other	3,036	(1,959)	2,503	(2,596)
Gains (losses) on permanent asset disposals	427	(11)	3,219	497
Interest and monetary and exchange variations, net	7,665	798,930	(10,276)	804,558
Minority interest			282	18,327
Deferred income tax	141,092	14,379	140,664	14,378
Other	5,861	(3,508)	83	509

	1,346,578	1,537,652	1,520,129	1,703,420

Effect of mergers of investments	2	24,993

Financial cash effects	251,476	180,154	238,682	219,543

Cash generation before changes in
operating working capital	1,598,056	1,742,799	1,758,811	1,922,963

Changes in operating working capital
Marketable securities	(554,800)		(1,501)
Trade accounts receivable	(116,487)	(277,801)	(135,784)	(598,737)
Financial instruments		(4,056)		(4,056)
Inventories	(11,336)	(123,960)	(20,724)	(189,470)
Taxes recoverable	(129,746)	219,204	(152,209)	188,554
Prepaid expenses	37,158	60,602	38,474	65,883
Dividends receivable	194,339	84,093	9,134	109
Other receivables	(23,556)	9,194	(105,947)	29,801
Suppliers	342,869	335,286	476,359	737,991
Taxes, charges and contributions	(11,783)	126,690	(12,245)	143,545
Tax incentives	47,690	36,546	75,258	72,215
Advances from customers	1,135	(47,068)	(18,376)	(186,757)
Other payables	(41,965)	(214,113)	19,567	(177,198)

Operational cash generation before financial effects	1,331,574	1,947,416	1,930,817	2,004,843

Exclusion of financial cash effects	(251,476)	(180,154)	(238,682)	(219,543)

Operational cash generation	1,080,098	1,767,262	1,692,135	1,785,300

(continued)

	Parent company		Consolidated

	Sep/05	Sep/04	Sep/05	Sep/04

Resources from the sale of investments	(397)	1,732	(397)	1,732
Changes in marketable securities		21,203	1,711	(19,775)
Increase in investment	(160,082)	(14,787)	(54,265)	(14,940)
Increase in property, plant and equipment	(405,600)	(160,200)	(463,548)	(195,558)
Increase in deferred charges	(157,541)	(434,241)	(161,975)	(472,935)

Net cash used in investing activities	(723,620)	(586,293)	(678,474)	(701,476)

Short-term debt
Funds raised	212,305	950,622	615,376	1,477,238
Payments	(1,662,990)	(3,358,433)	(2,636,211)	(3,819,325)
Long-term debt
Funds raised	1,176,285	2,361,136	1,551,471	2,720,553
Payments			(24,385)
Senior Quotas - FIDC				134,675
Related parties
Funds raised	640,643	757,215	7,733	39,369
Payments	(477,883)	(634,605)	(116,127)	(43,655)
Dividends paid to shareholders and minority interest	(203,935)	(2)	(197,725)	(21,414)
Payment of capital		1,210,950		1,210,950
Other			(11,323)	5,884

Net cash provided by financing activities	(315,575)	1,286,883	(811,191)	1,704,275

Increase (decrease) in cash and marketable securities	40,903	2,467,852	202,470	2,788,099

Represented by
Cash and marketable securities, at the beginning of the period	1,556,147	423,791	1,794,868	707,239
Cash and marketable securities, at the end of the period	1,597,050	2,891,643	1,997,338	3,495,338

Increase (decrease) in cash and marketable securities	40,903	2,467,852	202,470	2,788,099

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 18, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer